UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Year Ended December 31, 2021

RDE, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	45-2482974 (I.R.S. Employee Identification No.)

5880 Live Oak Parkway, Suite 100, Norcross, Georgia 30093 (Address of principal executive offices)		(847) 506 9680 (Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any amendment to this Annual Report, includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These statements include, but are not limited to, comments regarding:

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere in this Form 1-K constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Form 1-K, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	Our ability to effectively execute our business plan;

●	Our ability to manage our expansion, growth and operating expenses;

●	Our ability to locate, close and integrate prospective acquisition targets.

●	Our ability to overcome the effects of pandemics and labor shortages on the restaurant business;

●	The effect of disruptions in or impairments to our ability to use our computer programs used to manage our business;

●	Our ability to retain and grow our customer and restaurant base;

●	Our ability to enter into, sustain and renew customer and restaurant arrangements on favorable terms;

●	Our ability to evaluate and measure our business, prospects and performance metrics;

●	Our ability to compete and succeed in a highly competitive industry;

●	Our ability to respond and adapt to changes in technology and customer behavior;

●	Our ability to develop, maintain and enhance a strong brand; and

●	Unanticipated changes in laws, rules and regulations, impacting ecommerce companies;

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ITEM 1. BUSINESS

Overview

RDE, Inc. owns and operates Restaurant.com. Restaurant.com is a pioneer in the restaurant deal space and the nation’s largest restaurant-focused digital deals brand. Founded in 1999, we connect digital consumers, businesses, and communities offering over 200,000 dining and merchant deal options nationwide at over 182,500 restaurants and retailers to over 7.8 million customers. Our 12,500 core restaurants and 170,000 Dining Discount Pass restaurants and retailers extend nationwide. Our top three B2C markets are New York, Chicago, and Los Angeles.

We earn revenue from transactions in which we sell discount certificates for restaurants and complementary entertainment and travel offerings and consumer products on behalf of third-party merchants. Those complementary offerings and products transactions generally involve a customer’s purchase of a voucher through one of our websites that can be redeemed with a third-party merchant for services or goods (or for discounts on services and goods). Revenue from those transactions is reported on a net basis and equals the purchase price received from the customer for the voucher less an agreed upon portion of the purchase price paid to the merchant. Revenue also includes direct sales of our restaurant discount certificates on our website and is the purchase price received from the customer. We also earn revenue when online partners drive customers to our websites to purchase our discount certificates and complementary offerings and products, where the revenue equals the purchase price less an agreed upon portion paid to the partners.

Approximately 9-13 days each month we email our customers offers for restaurant discounts experiences and products based on location and personal preferences. Consumers also access our deals directly through our websites and mobile applications. A typical restaurant discount deal might offer a $25 discount that can be used toward a $50 purchase at a participating restaurant. Additional deals include discounted pricing at theaters, movies or other merchants. Customers purchase deals from us and redeem them with our merchant partners.

Through our websites, www.restaurant.com, www.specials.restaurant.com, and mobile iOS and Android apps, we provide an affordable dining and entertainment experiences. In addition to purchasing restaurant and discount certificates, entertainment and travel deals and consumer products as well as company gift card redemption, our website and mobile platform provide additional information to assist the customer and encourage return visits to our websites, including restaurant menus, entree pricing, mapping and directions, and extensive filtering options, including most popular cuisine type and “Deals Near Me” for nearby restaurants. Paperless restaurant certificate redemption and validation can also occur on our mobile platforms. In the past year, there were an average of 1.3 million unique visitors per month to our digital platforms including our mobile and Specials offerings. Since the launch of our mobile apps in 2012, mobile has grown from zero to 49% of our B2C revenue and over 60% of the B2C orders with over 6.0 million downloads of our apps for the six months ending December 31, 2021.

Restaurant.com’s B2B sales program has grown significantly since its introduction in 2004 and now comprises 40% of our revenue. Our high-value, low-cost features enable businesses to use Restaurant.com certificates to entice new and existing customers to increase sales, promote customer satisfaction and incent desired behavior. The availability of use in every market, features like “never expire” and online exchange, and use by every customer demographic to fit every business’s customer base are features which we believe provide almost unlimited market potential for Restaurant.com’s B2B division.

Effective February 28, 2022, we closed the merger with GameIQ, Inc., a developer of consumer gamification technologies for retail businesses. Under the terms of the Agreement and Plan of Merger (the “Merger Agreement”), we agreed to issue 600,000 restricted shares of our common stock and issued promissory notes to Balazs Wellisch, President and co-founder, and Quentin Blackford, Director, of GameIQ, in the principal amounts of $78,813 and $62,101, respectively, bearing interest at 1% per annum, to repay loans by Mr. Wellisch and Mr. Blackford to GameIQ. Each note requires repayment in six equal biannual installments, with the first installment due on the six-month anniversary of the Closing Date as that term is defined in the Merger Agreement. Following the merger, Balazs Wellisch became the Chief Technology Officer of Restaurant.com, a subsidiary of ours.

Our Business

We have three principal divisions, the B2C, the B2B and all other services and products division.

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Business to Customer Division

Our B2C division accounted for 45% of gross revenue in our fiscal year ended December 31, 2021. To our database of 7.8 million customers, we sell:

● Discounted certificates for 12,500 restaurants. The certificates range from $5 to $100 and never expire.

● Discount Dining Passes, which provide discounts at 170,000 restaurants and other retailers. These passes provide multiple uses for six months.

● “Specials by Restaurant.com” which bundle Restaurant.com certificates with a variety of other entertainment options, including theater, movies, wine and travel. Customers have favored these bundled offering (“Specials”), generating significantly greater revenue per customer when compared to purchasing our other products. The average order value for these Specials sales is nearly five times a certificate purchase. Specials generated over 5% of our past year’s B2C revenue from 60% of the B2C orders for the fiscal year ended December 31, 2021. We believe that our relationships with small businesses presents a significant revenue opportunity through such cross-promotions.

Business to Business Division

Our B2B division accounted for 55% of our gross revenue in our fiscal year ended December 31, 2021. We sell certificates and Discount Dining Passes to corporations and marketers, which use them to:

● generate new customers;

● increase sales at the point of sale;

● reward points/customer loyalty;

● convert to paperless billing and auto-bill payment.

● motivate specific customer behavior such as free home repair estimates and test drives for auto dealers;

● renew subscriptions and memberships; and

● address customer service issues.

Other Business

We also generate revenue through third-party offers and display ad revenue. This comprises a de minimis portion of our gross revenue.

Attractive Customer Demographics

We intend to grow and leverage our customer database of 7.8 million which we believe is of value to merchants for a variety of services and products.

Marketing

We primarily use marketing to acquire and retain high-quality merchants and customers and promote awareness of our marketplaces. In 2021, we spent approximately $601,941 on marketing efforts to increase our visibility and establish stronger relationships with our customers, merchants and partners.

We use a variety of marketing channels to make customers aware of the offerings, including search engines, email and affiliate partnerships and social media.

Search engines. Customers can access our offerings indirectly through third-party search engines. We use search engine optimization and search engine marketing to increase the visibility of our offerings in web search results.

Email. We communicate offerings through email to our customers based on their locations and personal preferences. A customer who interacts with an email is directed to our website and mobile applications to learn more about the deal and to make a purchase.

Social. We publish offerings through various social networks and adapt our marketing to the particular format of each of these social networking platforms. Our website and mobile applications enable consumers to share our offerings with their personal social networks. We also promote our offerings using display advertising on websites.

Offline. We use offline marketing such as print to help build awareness of brand.

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Distribution

We distribute our deals directly through several platforms: email, our websites, our mobile applications and social networks. We also utilize various affiliate partnerships to display and promote our deals on their websites, such as with AMAC, Groupon, MemberHub and others.

We also use various customer loyalty and reward programs to build brand loyalty, generate traffic to the website and provide business clients with the opportunity to offer incentives to their customers to receive discounts and Discount Dining Passes. When customers perform qualifying acts, such as providing a referral to a new subscriber or participating in promotional offers, we grant the customer credits that can be redeemed for awards such as free or discounted services or goods in the future.

Email. The emails for discount certificates for restaurant contain one headline deal with a full description of the deal and a sampling of dining deals which are available within a customer’s market. The emails for Specials by Restaurant.com include featured travel, entertainment and wine deals in addition to various other product deals.

Websites. Visitors are prompted to register as a customer when they first purchase on our websites and thereafter use the website as a portal for discount certificates for restaurants, complementary entertainment and travel offerings and consumer products.

Mobile Applications. Consumers also access our deals through our mobile applications, which are available at no additional cost on the iPhone and Android, mobile operating systems. We launched our first mobile application in 2012 and our applications have been downloaded over 6.0 million times since then. These applications enable consumers to browse, purchase, manage and redeem deals on their mobile devices.

Social Networks. We publish our daily deals through various social networks adapt and our marketing to the particular format of each of these social networking platforms. Our website and mobile application interfaces enable our consumers to share our offerings to their personal social networks.

Operations

Our business operations are divided into the following core functions to address the needs of our merchants and customers.

Marketing. Our marketing department is responsible for managing the Restaurant.com brand, the B2C discount certificate and Specials offerings, creating the promotional calendar, all creative assets used in our marketing channels such as the website, email and affiliate partnerships, including imagery and editorial content, negotiation with affiliate and merchant partners, revenue management, company analytics and B2B marketing and brand assets. As of December 31, 2021, our Marketing team consisted of three employees. We have an agreement with Commission Junction for a monthly payment of $1,500 to $3,500 that generates potential leads with companies that earn a commission by promoting our discount deals on their websites for which they receive between 3% to 15% of the revenue we receive from a customer’s purchase of a discount certificate. We generated $432,653 in revenue through December 31, 2021 through the services of Commission Junction.

Customer Service Representatives. Our customer service representatives can be reached via email 24 hours a day, seven days a week. The customer service team also works with our information technology team to improve the customer experience on the website and mobile applications based on customer feedback. As of December 31, 2021, we employed five customer representatives.

Technology. We employ technology to improve the experience we offer to customers and merchants, increase the rate at which our customers purchase and enhance the efficiency of our business operations. A component of our strategy is to continue developing and refining our technology. We devote a substantial portion of our resources to developing new technologies and features and improving our core technologies. Our information technology team is focused on the design and development of new features and products, maintenance of our websites and development and maintenance of our internal operations systems. As of December 31, 2021, our information technology team consisted of eight employees.

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Competition

We have a substantial number of competing group buying sites. These competitors offer substantially the same or similar product offerings as us. Among the companies that focus on the dining and savings category and certain of the subcategories in which we participate are the following:

● discount (e.g., Groupon.com, Entertainment.com);

● ratings and reviews communities (Zagat.com, TripAdvisor);

● restaurant listings (Yelp, Zomato and OpenTable);

● food content (Food Network, Food.com and Epicurious);

● eCommerce (Groupon, TravelZoo and Woot); and

● takeout and delivery (DoorDash.com, GrubHub.com UberEats.com and Delivery.com).

We believe the principal competitive factors in our market include the following:

● breadth of customer base and number of restaurants featured;

● ability to deliver a high volume of relevant deals to consumers;

● ability to produce high purchase rates for deals among customers;

● ability to generate positive return on investment for merchants; and

● strength and recognition of our brand.

We believe we compete favorably on several of the factors described above and plan to increase our standing in each of these categories. As of December 31, 2021, our customer base was 7.8 million and during 2021 we featured deals at over 184,000 restaurants and merchants.

Although we believe we compete favorably on the factors described above, we anticipate that larger, more established companies may directly compete with us as we continue to demonstrate the viability of a local e-commerce business model. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to benefit from their existing customer or subscriber base with lower acquisition costs or to respond more quickly than we can to new or emerging technologies and changes in customer requirements. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build a larger subscriber base or to monetize that subscriber base more effectively than us. Our competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. In addition, although we do not believe that merchant payment terms are a principal competitive factor in our market, they may become such a factor and we may be unable to compete fairly on such terms.

Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the internet, many of which are still evolving and could be interpreted in ways that could harm our business. In the United States and abroad, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims. These regulations and laws may involve taxation, tariffs, subscriber privacy, data protection, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. In addition, it is possible that governments of one or more countries may seek to censor content available on our websites or may even attempt to completely block access to our websites. Accordingly, adverse legal or regulatory developments could substantially harm our business.

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The CARD Act, as well as the laws of most states, contain provisions governing product terms and conditions of gift cards, gift certificates, stored value or pre-paid cards or coupons (“gift cards”), such as provisions prohibiting or limiting the use of expiration dates on gift cards or the amount of fees charged in connection with gift cards or requiring specific disclosures on or in connection with gift cards. Discount certificates and Discount Dining Passes generally are included within the definition of “gift cards” in many of these laws. In addition, certain foreign jurisdictions have laws that govern disclosure and certain product terms and conditions, including restrictions on expiration dates and fees that may apply to discount certificates and Discount Dining Passes. However, the CARD Act as well as a number of states and certain foreign jurisdictions also have exemptions from the operation of these provisions or otherwise modify the application part of a promotion or promotional program. If discount certificates and Discount Dining Passes are subject to the CARD Act, and are not included in the exemption for promotional programs, it is possible that the purchase value, which is the amount equal to the price paid for the discount certificates and Discount Dining Passes, or the promotional value, which is the add-on value of the discount certificate and Discount Pass in excess of the price paid, or both, may not expire before the later of (i) five years after the date on which the discount certificate or Discount Pass was issued; (ii) their stated expiration date (if any), unless discount certificates and Discount Dining Passes come within an exemption in the CARD Act for promotional programs; or (iii) a later date provided by applicable state law. In addition, regardless of whether an exemption for discount certificates and Discount Dining Passes applies under the CARD Act, in those states that prohibit or otherwise restrict expiration dates on gift cards that are defined to include discount certificates and Discount Dining Passes and that do not have exemptions that apply to the purchase value or the promotional value, or both, of discount certificates and Discount Dining Passes, the discount certificates and Discount Dining Passes may be required to be honored for the full offer value (the total of purchase value and promotional value) until redeemed. Our terms of use and agreements with our merchants require merchants to continue to honor unredeemed discount certificates and Discount Dining Passes that are past the stated expiration date of the promotional value of the discount Certificate and Discount Pass to the extent required under the applicable law. While we are attempting to comply with exemptions for promotional programs available under these laws so that our discount certificates’ and Discount Dining Passes’ promotional value can expire on the date stated on the certificate and Discount Pass, we continue to require that merchants with whom we partner honor discount certificates and Discount Dining Passes under the provisions of all laws applicable to discount certificates and Discount Dining Passes, including laws that prohibit expiration.

In addition, some states also include gift cards under their unclaimed and abandoned property laws which require companies to remit to the government the value of the unredeemed balance on the gift cards after a specified period of time (generally between one and five years) and impose certain reporting and recordkeeping obligations. We do not remit any amounts relating to unredeemed discount certificates and Discount Dining Passes based upon our assessment of applicable laws. The analysis of the potential application of the unclaimed and abandoned property laws to discount certificates and Discount Dining Passes is complex, involving an analysis of constitutional and statutory provisions and factual issues, including our relationship with customers and merchants and our role as it relates to the issuance and delivery of our discount certificates and Discount Pass.

Many states have passed laws requiring notification to customers when there is a security breach of personal data. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection. In addition, data protection laws in Europe and other jurisdictions outside the United States may be more restrictive, and the interpretation and application of these laws are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business. Furthermore, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for linking to third-party websites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

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Various federal laws, such as the Bank Secrecy Act and the USA PATRIOT Act, impose certain anti-money laundering requirements on companies that are financial institutions or that provide financial products and services. For these purposes, financial institutions are broadly defined to include money services businesses such as money transmitters, check cashers and sellers or issuers of stored value. Examples of anti-money laundering requirements imposed on financial institutions include customer identification and verification programs, record retention policies and procedures and transaction reporting. We do not believe that we are a financial institution subject to these laws and regulations based, in part, on the characteristics of the discount certificates and Discount Dining Passes and our role with respect to the distribution of the discount certificates and Discount Dining Passes to customers. However, the Financial Crimes Enforcement Network, a division of the U.S. Treasury Department tasked with implementing the requirements of the Bank Secrecy Act, recently proposed amendments to the scope and requirements for parties involved in stored value or prepaid access, including a proposed expansion of the definition of financial institution to include sellers or issuers of prepaid access. In the event that this proposal is adopted as proposed, it is possible that a discount certificate and Discount Pass could be considered a financial product and that we could be a financial institution. Although we do not believe we are a financial institution or otherwise subject to these laws and regulations, it is possible that the Company could be considered a financial institution or provider of financial products.

Intellectual Property

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, trademarks, service marks, trade dress, domain names and patents to protect our intellectual property. We pursue the registration of our copyrights, trademarks, service marks and domain names in the United States and in certain locations outside the United States. Our registration efforts have focused on gaining protection of the following trademarks (among others): The Company owns the registered marks “RESTAURANT.COM,” “DINING DOUGH,” and has submitted applications for several others. These marks are material to our business as they enable others to easily identify us as the source of the services offered under these marks and are essential to our brand identity.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies on the internet, social media technology and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Customer Service and Support

Our ability to establish and maintain long term relationships with our customers and encourage repeat visits and purchases is dependent, in part, on the strength of our customer support and service operations. We have established multiple channels for communicating with our customers before and after the sale, including phone, e-mail and online support.

We currently employ a staff of in-house customer support personnel responsible for handling customer inquiries, tracking shipments, investigating and resolving problems with merchandise and travel. Customer care representatives are available for support from 8:30 a.m. to 5 p.m., Central Time, Monday through Friday. In addition, our customer service representatives are trained to cross-sell complementary and ancillary products and services.

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Employees

As of December 31, 2021, we had 28 full time employees. None of our employees or personnel is represented by a labor union, and we consider our employee/personnel relations to be good. Competition for qualified personnel in our industry is intense, particularly for software development and other technical staff. We believe that our future success will depend in part on our ability to attract, hire and retain qualified personnel.

Properties

Our principal administrative facilities are located at Lakeside Corporate Court, 5880 Live Oak Parkway, Suite 100, Norcross, Georgia 30093. The lease is for 2,475 rentable square feet and expires August 1, 2024. The monthly lease expense commences at $1,000 for the first year and rises to $2,900 per month in the fifth year of the lease.

Restaurant.com’s principal executive offices are located at 1500 West Shure Drive, Suite 600, Arlington Heights, IL 60004 and consist of approximately 4,000 square feet. We currently lease such facility for $7,500 per month and our lease has a lease escalation clause under which has 3% in each the three years. The lease expires on June 30, 2023.

As we expand, we will need to find suitable additional space, which we believe is available on commercially reasonable terms for Restaurant.com. We do not own any real estate.

Legal Proceedings

From time to time we may be named in claims arising in the ordinary course of business. Currently, there is one legal proceeding that is pending against us or involves us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

On April 17, 2019, a lawsuit was filed by Dupree Productions, LLC against uBid Holdings, Inc. and Ketan Thakker (Case No. L2019000436) in the Circuit Court of DuPage County, Illinois, alleging that a Partial Equity Payment Agreement dated August 1, 2016, intended to compensate services in the amount of $60,000 in return for shares of uBid common stock was inadequate to compensate for the alleged higher value of the advertising and endorsement services of approximately $195,000. The case was dismissed on the basis that there was a binding arbitration clause in the Partial Equity Payment Agreement discussed above and is now in arbitration in Chicago. On February 3, 2021, the arbitrator awarded DuPree Productions $195,000 including $23,733 in attorneys’ fees. We filed an appeal of the arbitrator’s award. A settlement has been reached under which the Company must pay the plaintiff $150,000, on or before April 28, 2022 and the Company will cancel the shares of our common stock that the plaintiff received as payment for the contract in dispute in the litigation.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and the related notes for the years ended December 31, 2021 and 2020 contained elsewhere in this report.

Special Note Regarding Forward-Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A, as amended and supplemented to date, and matters described in this report generally. There can be no assurance that the forward-looking statements contained in this report will in fact occur. Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. The specific discussions herein about our company may include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, and marketing opportunities. The actual results may differ significantly from the projections.

Background and Basis of Presentation

Discontinued Operations

On November 12, 2018, we entered into a merger transaction with SkyAuctions Inc. (“SkyAuctions”) pursuant to which all of the shareholders of SkyAuctions exchanged their shares of common stock of SkyAuctions for 1,102,422 shares of our common stock and a three-year secured promissory note for $2,500,000 with interest at 3% per annum.

On July 1, 2020, we entered into a Consent and Agreement to Stock Sale Agreement and Mutual Release Agreement to relinquish control of SkyAuctions, the result of which was we effectively disposed of SkyAuctions as of such date and the secured promissory note payable of $2,500,000 and accrued interest payable of $179,483 were extinguished.

Comparative financial information presented for the year ended December 31, 2020 has been reclassified to present SkyAuctions as a discontinued operation.

Restaurant.com, Inc.

On March 1, 2020, we acquired the assets of Restaurant.com, Inc. Restaurant.com, Inc. is a pioneer in the restaurant deal space and the nation’s largest restaurant-focused digital deals brand. Founded in 1999, Restaurant.com connects digital consumers, businesses, and communities offering over 200,000 dining and merchant deal options nationwide at 187,000 restaurants and retailers to over 7.8 million customers.

We have decided to leverage our experience in ecommerce and concentrate on developing what we believe are significant growth opportunities in the B2B and B2C business of Restaurant.com, Inc.

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Business Overview

Restaurant.com is a pioneer in the restaurant deal space and the nation’s largest restaurant-focused digital deals brand. Founded in 1999, we connect digital consumers, businesses, and communities offering dining and merchant deal options nationwide at over 182,500 restaurants and retailers to over 7.8 million customers. Our 12,500 core restaurants and 170,000 Dining Discount Pass restaurants and retailers extend nationwide. Our top three B2C markets are New York, Chicago and Los Angeles.

We derive our revenue from transactions in which we sell discount certificates for restaurants on behalf of third-party restaurants. Approximately 9-13 days each month we email our customers offers for restaurant discounts based on location and personal preferences. Consumers also access our deals directly through our websites and mobile applications. A typical restaurant discount deal might offer a $25 discount that can be used toward a $50 purchase at a restaurant. Additional deals include discounted pricing at theaters, movies or other merchants. Customers purchase restaurant deals from us and redeem them with our merchant partners. We charge, and only collect, a service fee from our customers which allows them to download the discount certificates and redeem them at the restaurant. We receive no revenue or commission from the restaurants offering the discount deals.

We derive our revenue from transactions in which we sell complementary entertainment and travel offerings and consumer products on behalf of third-party merchants. Approximately 9-13 days each month we email our customers offers for discounted experiences and products based on location and personal preferences. Consumers also access our deals directly through our websites and mobile applications. Those discounted experiences and products generally involve a customer’s purchase of a voucher through one of our websites that can be redeemed with a third-party merchant for services or goods (or for discounts on services and goods). Revenue from those transactions is reported on a net basis and equals the purchase price received from the customer for the voucher less an agreed upon portion of the purchase price paid by us to our partners.

Through our websites, www.restaurant.com, www.specials.restaurant.com, and mobile iOS and Android apps, we provide affordable dining and entertainment experiences. In addition to purchasing restaurant discount certificates, entertainment and travel deals and consumer products as well as company gift card redemption, our website and mobile platform provide additional information to assist the customer and encourage return visits to our websites, including restaurant menus, entrée pricing, mapping and directions, and extensive filtering options, including most popular, cuisine type and “Deals Near Me” for nearby restaurants. Paperless restaurant certificate redemption and validation can also occur on our mobile platforms. During the year ended December 31, 2020, there were an average of 700,000 unique visitors per month to our digital platforms including our mobile and Specials offerings. Since the launch of our mobile apps in 2012, mobile has grown from zero to 49% of our B2C revenue and over 60% of the B2C orders with over 6.4 million downloads of our apps for the year ended December 30, 2021.

Our B2B sales program has grown significantly since its introduction in 2004 and comprises 50% of revenue. Our high-value, low-cost features enable businesses to use Restaurant.com Gift Cards to entice new and existing customers to increase sales, promote customer satisfaction and incent desired behavior. The availability of use in every market, features like “never expire” and online exchange, and use by every customer demographic fit every business’s customer base; features no other incentive product can match.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and the related adverse public health developments, have adversely affected work forces, economies and financial markets globally. The outbreak has negatively impacted our revenues as a result of the temporary closures of restaurants throughout the United States where our discount certificates and Discount Dining Passes are accepted and where dining is being restricted to outdoor locations or to capacity constraints for indoor dining. We expect that for the next several months, as the virus continues to limit visits to restaurants and as many prospective patrons choose to order delivery of meals from restaurants or take advantage of picking-up meals from restaurants, to continue to negatively impact our revenues from purchase of our discount certificates, since they can only be redeemed when dining in the restaurants. In addition, our dining certificates are not accepted for payment by third-party platforms that facilitate ordering and delivery of food on-demand. As the COVID-19 pandemic appears to be abating, we expect an improvement in our revenues during the second half of the year ending December 31, 2022.

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Recent Developments

Effective February 28, 2022, we closed the merger with GameIQ, Inc. a developer of consumer gamification technologies for retail businesses. Under the terms of the Agreement, and Plan of Merger (the “Merger Agreement”) we agreed to issue 600,000 restricted shares of our common stock and issued promissory notes to Balazs Wellisch, President and co-founder, and Quentin Blackford, Director, of GameIQ, in the principal amounts of $78,813 and $62,101, respectively, bearing interest at 1% per annum, to repay loans by Mr. Wellisch and Mr. Blackford to GameIQ. Each note requires repayment in six equal biannual installments, with the first installment due on the six-month anniversary of the Closing Date as that term is defined in the Merger Agreement. Following the merger, Balazs Wellisch became the Chief Technology Officer of Restaurant.com, a subsidiary of ours.

On March 22, 2021, the Company received loan proceeds of $1,025,535 pursuant to the Paycheck Protection Program (2nd draw). The note payable was scheduled to mature in March 2026, bore interest at the rate of 1% per annum, and was subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. The loan and accrued interest payable were forgivable provided the Company used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintained its payroll levels. Effective February 28, 2022, the Company received formal notice that the note payable, including accrued interest of $9,743, was forgiven. As a result, the gain from the forgiveness of the government assistance note payable aggregating $1,035,278 will be recognized in the statement of operations during the year ending December 31, 2022.

Going Concern

During the year ended December 31, 2021, the Company incurred a net loss of $4,991,223, utilized cash in operations of $1,260,191, and had a stockholders’ deficiency of $3,019,739 as of December 31, 2021. At December 31, 2021, the Company had cash of $1,930,325 and working capital of $224,160 available to fund its operations, including expansion plans, and to service its debt.

The Company’s consolidated financial statements have been presented on the basis that it will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced operating losses and negative operating cash flows during 2020 and 2021. The Company has financed its working capital requirements through borrowings from various sources and the sale of its equity securities

The Company’s operations have been significantly and negatively impacted by the COVID-19 pandemic. Due to the uncertain and rapidly evolving nature of current conditions around the world, the Company is unable to predict accurately the impact that the COVID-19 pandemic will have on its business going forward. The Company expects the COVID-19 pandemic and its effects to continue to have a significant adverse impact on its business for the duration of the pandemic and during the subsequent economic recovery, which could be for an extended period of time.

As a result, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s independent registered public accounting firm, in its report on the Company’s consolidated financial statements for the year ended December 31, 2021, has also expressed substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional debt or equity capital to fund its business activities and to ultimately achieve sustainable operating revenues and profitability.

As market conditions present uncertainty as to the Company’s ability to secure additional funds, there can be no assurances that the Company will be able to secure additional financing on acceptable terms, as and when necessary to continue to conduct operations. There is also significant uncertainty as to the effect that the coronavirus may have on the Company’s business plans and the amount and type of financing available to the Company in the future.

If the Company is unable to obtain the cash resources necessary to satisfy the Company’s ongoing cash requirements, the Company could be required to scale back its business activities or to discontinue its operations entirely.

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Critical Accounting Policies and Estimates

The following discussion and analysis of financial condition and results of operations is based upon the Company’s consolidated financial statements for the years ended December 31, 2021 and 2020 presented elsewhere in this report, which have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Certain accounting policies and estimates are particularly important to the understanding of the Company’s financial position and results of operations and require the application of significant judgment by management or can be materially affected by changes from period to period in economic factors or conditions that are outside of the Company’s control. As a result, these issues are subject to an inherent degree of uncertainty. In applying these policies, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on the Company’s historical operations, the future business plans and the projected financial results, the terms of existing contracts, trends in the industry, and information available from other outside sources.

Stock-Based Compensation

The Company periodically issues share-based awards to employees and non-employees and consultants for services rendered. Stock options vest and expire according to terms established at the issuance date of each grant. Stock grants are measured at the grant date fair value. Stock-based compensation cost is measured at fair value on the grant date and is generally recognized as a charge to operations ratably over the requisite service, or vesting, period.

The Company values its equity awards using the Black-Scholes option-pricing model, and accounts for forfeitures when they occur. Use of the Black-Scholes option pricing model requires the input of subjective assumptions, including expected volatility, expected term, and a risk-free interest rate. The expected volatility is based on the historical volatility of the Company’s common stock, calculated utilizing a look-back period approximately equal to the contractual life of the stock option being granted. The expected life of the stock option is calculated as the mid-point between the vesting period and the contractual term (the “simplified method”). The risk-free interest rate is estimated using comparable published federal funds rates.

Income Taxes

The Company accounts for income taxes under an asset and liability approach for financial accounting and reporting for income taxes. Accordingly, the Company recognizes deferred tax assets and liabilities for the expected impact of differences between the financial statements and the tax basis of assets and liabilities.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.  In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax assets would be credited to operations in the period such determination was made. Alternatively, should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to operations in the period such determination was made.

As the Company’s net operating losses in the respective jurisdictions in which it operates have yet to be utilized, all previous tax years remain open to examination by the taxing authorities in which the Company currently operates. The Company had no unrecognized tax benefits as of December 31, 2021 and does not anticipate any material amount of unrecognized tax benefits within the next 12 months.

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The Company accounts for uncertainties in income tax law under a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns as prescribed by GAAP. The tax effects of a position are recognized only if it is “more-likely-than-not” to be sustained by the taxing authority as of the reporting date. If the tax position is not considered “more-likely-than-not” to be sustained, then no benefits of the position are recognized. As of December 31, 2021, the Company had not recorded any liability for uncertain tax positions. In subsequent periods, any interest and penalties related to uncertain tax positions will be recognized as a component of income tax expense.

The Company is currently delinquent with respect to certain of its U.S. federal and state income tax filings.

Operating Segments

Management has determined that the Company has one operating segment. The Company’s reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources. The Company’s reporting segment meets the definition of an operating segment and does not include the aggregation of multiple operating segments.

In reaching such a conclusion management evaluated the Company’s reporting units by first identifying its operating segments. The Company then evaluated each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated.

Revenue Recognition

Revenue is recognized when, or as, control of a promised product transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products. Revenue excludes taxes that have been assessed by governmental authorities and that are directly imposed on revenue-producing transactions between the Company and its customers, including sales and use taxes. Revenue recognition is evaluated through the following five-step process:

(1)	identification of the agreement with a customer;
(2)	identification of the performance obligations in the agreement;
(3)	determination of the transaction price;
(4)	allocation of the transaction price to the performance obligations in the agreement; and,
(5)	recognition of revenue when or as a performance obligation is satisfied.

The Company operates online websites that sell discounted restaurant coupons, travel and vacation packages, and other merchandise across a wide range of product categories, including, but not limited to, computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, automobiles, home improvement products, and collectibles. In addition, the Company also generates revenues based upon the number of times a third-party website(s) or products(s) are accessed or viewed by consumers from the Company’s website or platform.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments (“ASC 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses to estimate credit losses on certain types of financial instruments, including trade receivables, which may result in the earlier recognition of allowance for losses. ASU 2016-13 is effective beginning January 1, 2023 and early adoption is permitted. The adoption of ASU 2016-13 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

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In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions and enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. The Company adopted ASU 2019-12 effective January 1, 2021. The adoption of ASU 2019-12 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. Upon adoption of ASU 2020-06, convertible debt proceeds, unless issued with a substantial premium or an embedded conversion feature that is not clearly and closely related to the host contract, will no longer be allocated between debt and equity components. This modification will reduce the issue discount and result in less non-cash interest expense in financial statements. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. For contracts in an entity’s own equity, the type of contracts primarily affected by ASU 2020-06 are freestanding and embedded features that are accounted for as derivatives under the current guidance due to a failure to meet the settlement assessment by removing the requirements to (i) consider whether the contract would be settled in registered shares, (ii) consider whether collateral is required to be posted, and (iii) assess shareholder rights. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 requires that an entity recognize and measure contract assets and contract liabilities acquired in a business combination as if it had originated the contracts. This is a shift from existing guidance, which required the acquirer to recognize contract assets and contract liabilities at their fair value as of the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. An entity should apply the guidance provided by ASU 2021-08 prospectively to business combinations occurring on or after January 1, 2023. Early adoption of ASU 2021-08 is permitted, including adoption in an interim period. An entity that early adopts the guidance in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The adoption of ASU 2021-08 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosure.

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

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Reverse Stock Split

On April 20, 2020, we effected a 1-for-150 reverse split of our outstanding shares of common stock. No fractional shares were issued in connection with the reverse stock split, with any fractional shares being rounded up to the nearest whole share.

All share and per share amounts and information presented herein have been retroactively adjusted to reflect the reverse stock split for all periods presented.

Results of Operations

Revenues

For the years ended December 31, 2021 and 2020, the Company’s operating revenues consisted of revenues generated by the Restaurant.com business, which was acquired effective March 1, 2020.

Expenses

The Company generally recognizes operating costs and expenses as they are incurred in two specific categories, costs of revenues and selling, general and administrative expenses. The Company’s operating costs and expenses also include non-cash components related to the amortization of operating lease right-of-use assets, the amortization of intangible assets.

Cost of revenues consists primarily of the costs incurred to generate the Restaurant.com operating revenues, consisting primarily of transaction fees. Management expects these costs to increase in the future as the Company focuses on increasing its revenues from the Restaurant.com business.

Selling, general and administrative expenses consist of costs incurred to identify, communicate with and evaluate potential customers and related business opportunities, and compensation to officers and directors, as well as legal and other professional fees, lease expense, and other general corporate expenses. Management expects selling, general and administrative expenses to increase in future periods as the Company adds personnel and incurs additional costs related to its operation as a public company, including higher legal, accounting, insurance, compliance, compensation and other costs.

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Results of Operations

The Company’s consolidated statements of operations as discussed herein are presented below.

	Years Ended December 31,
	2021	2020

Revenues	$3,323,509	$2,644,556

Operating expenses:
Costs of revenues	394,023	436,715
Selling, general and administrative expenses	7,243,151	6,172,390
Amortization of intangible assets	624,000	720,000
Write-off of impaired intangible assets	570,030	-
Total operating expenses	8,831,204	7,329,105

Loss from operations	(5,507,695)	(4,684,548)

Other (income) expense:
Interest expense	124,293	519,096
Amortization of debt discount	-	401,177
Financing costs	7,500	163,528
Gain on extinguishment of derivative liability	-	(1,164,802)
Legal settlements	-	219,000
Gain from forgiveness of government assistance note payable	(648,265)	(10,000)
Loss on extinguishment of debt	-	1,858,395
Total other (income) expense, net	(516,4725)	1,986,394

Loss from continuing operations	(4,991,223)	(6,670,942)
Gain on sale of discontinued operation	-	2,895,283
Net loss	$(4,991,223)	$(3,775,659)

Net loss per common share – basic and diluted:
Loss from continuing operations	$(0.41)	$(1.08)
Gain on sale of discontinued operation	-	0.47
Net loss	$(0.41)	$(0.61)

Weighted average common shares outstanding – basic and diluted	12,277,922	6,183,047

Years Ended December 31, 2021 and 2020

Revenues. The Company generated revenues of $3,323,509 during the year ended December 31, 2021, as compared to revenues of $2,644,556 during the year ended December 31, 2020, as a result of the Company owning the Restaurant.com business for twelve months in 2021 as compared to ten months in 2020.

Costs of Revenues. Costs of revenues decreased to $394,023 during the year ended December 31, 2021 as compared to $436,715 during the year ended December 31, 2020, as a result of restructured and renegotiated marketing agreements.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $7,243,151 during the year ended December 31, 2021, as compared to $6,172,390 during the year ended December 31, 2020, an increase of $1,070,761. The increase was a result of additional expenses resulting from the acquisition of the Restaurant.com business and the change in the Company’s business and operations, including an increase of $1,556,991 in stock-based compensation for common shares and common stock options issue to directors, employees and contractors.

Amortization of Intangible Assets. Intangible assets acquired in connection with the acquisition of the Restaurant.com business effective March 1, 2020 resulted in amortization expense of intangible assets of $624,000 for the year ended December 31, 2021, as compared to $720,000 for the year ended December 31, 2020.

Write-off of Impaired Intangible Assets. During the year ended December 31, 2021, the Company determined that certain Intangible assets acquired in connection with the acquisition of the Restaurant.com business effective March 1, 2020 were impaired, resulting in a charge to operations of $570,030 at December 31, 2021. The Company did not have any impaired intangible assets during the year ended December 31, 2020.

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Loss from Operations. For the year ended December 31, 2021, the Company incurred a net loss from operations of $5,507,695, as compared to a net loss from operations of $4,684,548 for the year ended December 31, 2020.

Other (Income) Expense. The Company had other income of $516,472 for the year ended December 31, 2021, as compared to other expense of $1,986,394 for the year ended December 31, 2020. Other income for the year ended December 31, 2021 consisted of a gain from the forgiveness of a government assistance loan of $648,265, offset by interest expense of $124,293 and financing costs of $7,500. Other expense for the year ended December 31, 2020 consisted of interest expense of $519,096, amortization of debt discount of $401,177, financing costs of $163,528, legal settlements of $219,000, and loss on the extinguishment of debt $1,858,395, offset by a gain on extinguishment of a derivative liability of $1,164,802.

Loss from Continuing Operations. Loss from continuing operations decreased by $1,679,719, to $4,991,223 for the year ended December 31, 2021, as compared to $6,670,942 for the year ended December 31, 2020. The decrease in loss from continuing operations for the year ended December 31, 2021 was due primarily to a decrease in other expense during 2021, as discussed above, as compared to 2020.

Discontinued Operations. The Company had no discontinued operations during the year ended December 31, 2021. During the year ended December 31, 2020, the Company realized a gain from the sale of discontinued operations of $2,895,283.

Net Loss. For the year ended December 31, 2021, the Company incurred a net loss of $4,991,223, as compared to a net loss of $3,775,659 for the year ended December 31, 2020.

Liquidity and Capital Resources – December 31, 2021

The Company’s consolidated statements of cash flows as discussed herein are presented below.

	Years Ended December 31,
	2021	2020

Net cash used in operating activities	$(1,260,191)	$(793,334)
Net cash provided by (used in) investing activities	-	-
Net cash provided by financing activities	2,589,940	1,213,468
Net increase in cash	$1,329,749	$420,134

During the year ended December 31, 2021, the Company incurred a net loss of $4,991,223 and utilized cash in operations of $1,260,191 and had a stockholders’ deficiency of $3,019,739 as of December 31, 2021. At December 31, 2021, the Company had cash of $1,930,325 available to fund its operations, including expansion plans, and to service its debt, and had working capital of $224,160.

During the year ended December 31, 2020, the Company incurred a net loss of $3,775,659, including a gain from a discontinued operation, and utilized cash in operations of $793,334 and had a stockholders’ deficiency of $2,605,359 as of December 31, 2020. At December 31, 2020, the Company had cash of $600,576 available to fund its operations, including expansion plans, and to service its debt, and had a working capital deficiency of $1,383,794.

The financial statements included in this report have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. To continue as a going concern, develop a sustainable revenue stream and achieve profitability, the Company will need, among other things, to obtain additional capital resources, which may include borrowings and sales of common stock. However, management cannot provide any assurances that the Company will be successful in being able to raise additional capital on a timely basis, or at all, or that the Company will achieve its operating plans.

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If the Company is unable to obtain adequate capital on a timely basis, it could be forced to scale back or cease operations. Accordingly, these factors raise substantial doubt as to the Company’s ability to continue as a going concern within one year after the date of the financial statements being issued. The amount and timing of future cash requirements will depend on the pace and design of the Company’s plans to grow the Restaurant.com business. As market conditions present uncertainty as to the Company’s ability to secure additional funds, there can be no assurances that it will be able to secure additional financing on acceptable terms, or at all, as and when necessary to continue to conduct operations. The impact of the coronavirus on capital markets may affect the amount and type of financing available to the Company in the future.

Operating Activities. For the year ended December 31, 2021, operating activities utilized cash of $1,260,191, as compared to utilizing cash of $793,334 for the year ended December 31, 2020, to fund the Company’s operations, including expansion plans, and to service its debt.

Investing Activities. The Company had no investing activities for the years ended December 31, 2021 and 2020.

Financing Activities. For the year ended December 31, 2021, cash provided by financing activities was $2,589,940, and included net proceeds of $1,958,466 received from the sale of common stock, and $1,375,535 in proceeds from government assistance loans, offset by the repayment of $303,147 of bridge notes payable, repayment of $400,000 of convertible notes payable, and payment of $40,914 related to an acquisition obligation. For the year ended December 31, 2020, net cash provided by financing activities was $1,213,468, and included proceeds of $1,102,700 received from a private placement of common stock, $150,000 from a separate sale of common stock, and $942,200 in proceeds from government assistance loans, offset by the repayment of $90,000 of bridge notes payable, repayment of $569,714 of convertible notes payable, and payment of $321,718 related to an acquisition obligation.

Principal Commitments

Employment Agreement

In 2019, the Company entered into an employment agreement with Ketan Thakker, pursuant to which Mr. Thakker is to act as the Company’s Chief Executive Office. This agreement provides Mr. Thakker with a salary of $200,000 per year.

Operating Lease Liability

In September 2020, Restaurant.com signed a new lease for its office located in Arlington Heights, Illinois. The lease has a term of 36 months and an average base rent of approximately $7,600 per month. The Company recorded a right-of-use asset and lease liability of $257,909 based upon the present value of all lease payments and a corresponding lease liability of $257,909.

The following schedule sets forth the current portion and long-term portion of the operating lease liability as of December 31, 2021 and 2020:

	December 31,
	2021	2020

Current portion	$110,499	$100,856
Long-term portion	111,597	222,095
Total operating lease liability	$222,096	$322,951

Maturities of the Company’s operating lease liability are as follows as of December 31, 2021:

Year Ending December 31:

2022	$110,499
2023	89,000
2024	24,000
2025	-
Total lease payments	223,499
Less: Imputed interest	(1,403)
Total operating lease liability	$222,096

Off-Balance Sheet Arrangements

At December 31, 2021 and 2020, the Company did not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

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ITEM 3. DIRECTORS AND OFFICERS

Set forth below is certain information regarding our executive officers and directors. Each of the directors listed below was elected to our board of directors to serve until our next annual meeting of stockholders or until his or her successor is elected and qualified. All directors hold office for one-year terms until the election and qualification of their successors. The following table sets forth information regarding the members of our board of directors and our executive officers:

Name	Age	Position
Ketan Thakker	53	Chief Executive Officer; President and Chairman of the Board
Aaron Horowitz	58	President of Restaurant.com
Tim Miller	57	Vice President, Enterprise B2B Sales
Tim Mazrek	40	Vice President, Information Technology
Kevin Harrington	64	Director
M. Scot Wingo	51	Director
Paul K. Danner	63	Director

Ketan Thakker has been our Chairman, President and Chief Executive Officer since August 2014. He joined our company as Chief Financial Officer in July 2013, leading our restructuring, and was promoted the following year. Mr. Thakker is an entrepreneurial leader with more than 20 years in finance and operations. He has significant hands-on experience in building and growing new and existing businesses in the online space. He founded and served as President of TripRental.com and TripRental Software, an online listing site for vacation rental properties, from March 2011 to June 2013. He previously served as the Chief Financial Officer for Apartments.com, a Classified Ventures Company from 2006 to 2011. Mr. Thakker also held leadership roles in financial management at Abbott Laboratories and Baxter International Inc. Mr. Thakker received an M.B.A. from Northwestern University’s Kellogg School of Management and is an accredited certified public accountant (inactive).

As the Chairman, President and Chief Executive Officer, Mr. Thakker leads the Board and guides our company. Mr. Thakker brings extensive e-commerce industry knowledge of the company and a deep background in technology growth companies, mergers and acquisitions and capital market activities, making him well qualified as a member of the Board. His service as Chairman, President and Chief Executive Officer creates a critical link between management and the Board.

Aaron Horowitz has been President of Restaurant.com since 2017. He joined Restaurant.com in 2010 as General Counsel. Prior to joining Restaurant.com, Mr. Horowitz served as General Counsel at Cosmetique from 1997 to 2010. Mr. Horowitz received his B.A. from University of Michigan in 1985 and his Juris Doctor from the University of Chicago Law School in 1988.

Tim Miller joined Restaurant.com and the B2B division since its inception in 2004. Before joining Restaurant.com, for 15 years Mr. Miller held various sales and management positions Gordon Flesch Company, a leading National Cannon dealership for 15 years in sales and management. He graduated from Eastern Illinois University in 1988 with a B.A. in Political Science.

Tim Mazrek joined Restaurant.com in May 2019 and is responsible for all IT activities, including. IT infrastructure, software development and hardware. From 2012 to 2019 he held various senior roles from Senior Network Administrator to IT Manager. Mr. Mazrek received his B.S. degree from DeVry University in Chicago and his MBA from Keller Graduate School.

Kevin Harrington was appointed as a director of our Company on February 13, 2019, following the closing of the SkyAuction Merger. Mr. Harrington has almost 40 years’ experience in product introduction and direct marketing, being one of the first to market products through infomercials in 1984. Since 2005, he has been Chief Executive Officer of Harrington Business Development, Inc. and, since November 2015, Chief Executive Officer of KBHJJ, LLC, each privately held consulting firms controlled by him. A serial entrepreneur, Mr. Harrington appeared as one of the original panelists on the ABC television program, “Shark Tank,” from 2009 to 2011. He currently serves as a director of Celsius Corp., a developer of calorie-burning fitness beverages, since March 2013, Emergent Health Corp., a developer of nutritional products, since December 2014, and Redwood Scientific Technologies, Inc., a marketer of consumer homeopathic drugs and supplements, since April 2015. He also serves on the Advisory Board of Good Gaming, Inc., an eSports tournament gaming platform, since March 2016, and was formerly the Chairman of the Board of As Seen On TV, Inc., a public company that focuses on marketing products through infomercials and other direct marketing, from May 2010 to April 2014. Mr. Harrington is the author of “Act Now! How to Turn Ideas into Million-Dollar Products,” which chronicles his life and experiences in the direct response industry. Mr. Harrington is a co-founder of two global networking associations, the Entrepreneur’s Organization (formerly the Young Entrepreneurs Organization) in 1997, and the Electronic Retailing Association in 2000. Mr. Harrington’s in-depth knowledge of the e-commerce market and the broad range of companies in the industry make him well qualified as a member of the Board. He also brings transactional expertise in mergers and acquisitions and capital markets.

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M. Scot Wingo was appointed as a director of our Company on February 13, 2019, following the closing of the SkyAuction Merger. Mr. Wingo is a co-founder of ChannelAdvisor Corporation (NYSE) and has served as chairman of its board of directors since its inception in 2001, as its executive chairman since May 2015 and as its chief executive officer from 2001 until May 2015. Mr. Wingo is a co-founder of, and since July 2016 has served as the chief executive officer of, Get Spiffy, Inc., an on-demand car cleaning technology and services company. Prior to founding ChannelAdvisor, he served as general manager of GoTo Auctions, chief executive officer and co-founder of AuctionRover.com, which was acquired by GoTo.com, and as chief executive officer and co-founder of Stingray Software, which was acquired by RogueWave. He has appeared on CNBC, The Today Show and contributed thought leadership to the WSJ, New York Times, Washington Post, Bloomberg/Business Week, LA Times, AP, Reuters and many other publications. Mr. Wingo regularly speaks about e-commerce and on-demand topics at IRCE (internet Retailer Conference and Exhibition), NRF’s/shop.org Digital Summit, NRF’s Big Show, Shoptalk, NPD Idea, Bronto Summit, ChannelAdvisor Catalyst and many e-commerce/retail-oriented Wall Street conferences. Mr. Wingo has received numerous awards including Ernst and Young’s Entrepreneur of the Year and Triangle Business Journal’s Businessperson of the Year. Mr. Wingo received a B.S. degree in Computer Engineering from the University of South Carolina and an M.S. degree in Computer Engineering from North Carolina State University. The Board of Directors believes that Mr. Wingo’s reputation as a thought leader in the e-commerce industry, transactional expertise in mergers and acquisitions and capital markets and his business experience in founding and overseeing the growth of software companies makes him well qualified to be a member of the Board.

Paul K. Danner joined our Board of Directors on February 13, 2019, following the SkyAuction Merger. He is currently serving as the Chief Executive Officer of Pepex Biomedical, Inc. From 2016 to 2018, he was Chairman & Chief Executive Officer of Alliance MMA, Inc., NASDAQ-listed sports promotion and media firm. Formerly, Mr. Danner was the Managing Director of Destiny Partners Worldwide, a global organizational management and business operations consultancy since 2006. From 2008 to 2010, Mr. Danner was also the Chief Executive Officer of Shanghai-based China Crescent Enterprises, a fully-reporting OTCBB-listed information technologies company which operated primarily in Asia. Previously, he served as Chairman & Chief Executive Officer of Paragon Financial Corporation, a NASDAQ-listed financial services firm, from 2002 to 2006. From January 1998 to 2001 Mr. Danner was employed in various roles at MyTurn.com, Inc., a NASDAQ-listed information technologies company, including as Chief Executive Officer. From 1996 to 1997, Mr. Danner was the Managing Partner of Technology Ventures, a business consultancy firm. From 1985 to 1996 he held executive-level and sales & marketing positions with a number of Fortune-100 technology companies including NEC Technologies and Control Data Corporation. Mr. Danner served as a Naval Aviator flying the F-14 Tomcat, and subsequently as an Aerospace Engineering Duty Officer supporting the Naval Air Systems Command, for eight years on active duty plus 22 years with the reserve component of the United States Navy. He retired from the Navy in 2009 with the rank of Captain. Mr. Danner received his BS in Business Finance from Colorado State University and holds an MBA in Marketing from the Strome College of Business at Old Dominion University.

Board of Directors and Corporate Governance

When considering whether directors have the experience, qualifications, attributes and skills to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above. With regard to Mr. Thakker, the Board considered his day-to-day operational leadership of our company and in-depth knowledge of our business. In the case of Messrs. Wingo, Danner and Harrington, the Board has considered their extensive experience in corporate management that will assist our corporate governance.

The Board of Directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater than 10% stockholder) and are independent within the meaning of applicable United States laws, regulations and the Nasdaq Capital Market listing rules. In this latter regard, the Board of Directors uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

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The Board of Directors has determined that, of our directors, Messrs. Wingo, Danner and Harrington are independent within the meaning of the Nasdaq Marketplace Rules cited above. Paul Danner is also an audit committee financial expert as that term is defined by listing standards of the national securities exchanges and SEC rules, including the rules relating to the independence standards of an audit committee and the non-employee director definition of Rule 16b-3 under the Securities Exchange Act of 1934.

Director or Officer Involvement in Certain Legal Proceedings

Our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years.

Committees of the Board of Directors

Currently, our Board of Directors acts as audit, nominating, corporate governance and compensation committees. The Board of Directors has adopted charters relative to its audit committee, compensation committee and nominating committee. Until such time as we add more members to the Board, the entire Board will determine all matters and no committees have been formed. We intend to appoint persons to the board of directors and committees of the board of directors as required to meet the corporate governance requirements of a national securities exchange, although we are not required to comply with these requirements until we are listed on a national securities exchange. We intend to appoint directors in the future so that we have a majority of our directors who will be independent directors, and of which at least one director will qualify as an “audit committee financial expert,” prior to a listing on a national securities exchange.

Audit Committee

The audit committee’s duties under the terms of its charter are to recommend to our board of directors the engagement of independent auditors to audit our financial statements and to include the terms of its charter review our accounting and auditing principles. The audit committee reviews the scope, timing and fees for the annual audit and the results of audit examinations performed by independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee oversees the independent auditors, including their independence and objectivity. However, the committee members are not acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee is empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors. The audit committee members possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee

The compensation committee has certain duties and powers as described in its charter, including but not limited to periodically reviewing and approving our salary and benefits policies, compensation of our executive officers, administering our stock option plans, and recommending and approving grants of stock options under those plans.

Nominating Committee

Under the charter of our nominating and corporate governance committee, the nominating and corporate governance committee considers and makes recommendations on matters related to the practices, policies and procedures of the board of directors and takes a leadership role in shaping our corporate governance. As part of its duties, the nominating and corporate governance committee assesses the size, structure and composition of the board of directors and its committees, coordinates evaluation of board performance and reviews board compensation. The nominating and corporate governance committee also acts as a screening and nominating committee for candidates considered for election to the board of directors.

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Compensation Committee Interlocks and Insider Participation

None of our directors or executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more of its executive officers serving as a member of our board of directors.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Capital Market and the SEC. We will post a copy of our code of ethics on our website, and intend to post amendments to this code, or any waivers of its requirements, as well.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our Board of Directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the Board of Directors. We expect to have at least three independent directors serving on the Board of Directors and intend to maintain a Board of Directors consisting of a majority of independent directors.

Indemnification of Directors and Executive Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he or she was a party, he or she is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interests and must not have been adjudged liable to us, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

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Delaware law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he or she is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, by-laws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him or her in such capacity arising out of his or her status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

Our bylaws include an indemnification provision under which we have the power to indemnify our directors, officers, former directors and officers, employees and other agents (including heirs and personal representatives) against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which a director or officer is made a party by reason of being or having been a director or officer of the Company. Our bylaws further provide for the advancement of all expenses incurred in connection with a proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is determined that the party is not entitled to be indemnified under our bylaws. No advance will be made by the Company to a party if it is determined that the party acting in bad faith. These indemnification rights are contractual, and as such will continue as to a person who has ceased to be a director, officer, employee or other agent, and will inure to the benefit of the heirs, executors and administrators of such a person.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of RDE, Inc (f/k/a uBid Holdings, Inc.) and its subsidiary, Restaurant.com, Inc., during the years ended December 31, 2021 and ; and (ii) each other individual who served as an executive officer of RDE, Inc. (f/k/a uBid Holdings, Inc.) and its subsidiary, Restaurant.com, Inc., at the conclusion of the years ended December 31, 2020 and 2019 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this report, these individuals are collectively the “named executive officers” of our Company.

Name and Position	Years	Salary	Bonus	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Ketan Thakker,	2021	$200,000	—	—	—	—	—	—	$200,000
Chairman, President and	2020	$97,500	—	—	—	—	—	—	$97,500

Aaron Horowitz	2021	$150,000		—					$150,000
President and GC	2020	$81,264		—					$81,264

Tim Miller	2021	$211,661		—					$211,661
VP Sales	2020	$114,424		—					$114,424

Tim Mazrek	2021	$103,469		—					$103,469
VP Technology	2020	$78,000		—					$78,000

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Employment and Advisory Agreements

On March 29, 2019, we entered into a new employment agreement with Ketan Thakker, our Chairman, President and Chief Executive Officer. The employment agreement provides that Mr. Thakker will receive a base salary during the first year of his employment agreement at an annual rate of $200,000 for services rendered in such positions. Under the terms of his employment agreement, his annual base salary may be increased as determined by our Board of Directors but may not be less than $200,000. In addition, Mr. Thakker may be entitled to receive, at the discretion of our Board, a cash bonus based on the performance goals of our Company.

The employment agreement also provides for termination by us upon his death or disability (defined as three aggregate months of incapacity during any 365-consecutive day period) or upon conviction of a felony crime of moral turpitude or a material breach of his obligations to us. In the event the employment agreement is terminated by us without cause, Mr. Thakker will be entitled to compensation for the balance of the term.

In the event of a change of control of our company, Mr. Thakker may terminate his employment within six months after such event and will be entitled to continue to be paid pursuant to the terms of his employment agreement.

Mr. Thakker also entered into a confidentiality and non-competition agreement in conjunction with his employment agreement which contains covenants restricting Mr. Thakker from engaging in any activities competitive with our business during the term of the employment agreement and one year thereafter and prohibiting him from disclosure of confidential information regarding our company at any time.

Equity Compensation Plan Information

On February 11, 2019, our Board of Directors and stockholders adopted our 2019 Stock Incentive Plan (the “2019 Plan”). The purpose of the Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship, and to stimulate an active interest of these persons in our development and financial success. Under the Plan, we are authorized to issue up to 40,000,000 shares of Common Stock, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and long-term incentive awards.

Administration. The 2019 Plan is administered by the Board of Directors or the committee or committees as may be appointed by the Board of Directors from time to time (the “Administrator”). The Administrator determines the persons who are to receive awards, the types of awards to be granted, the number of shares subject to each such award and the terms and conditions of such awards. The Administrator also has the authority to interpret the provisions of the 2019 Plan and of any awards granted there under and to modify awards granted under the 2019 Plan. The Administrator may not, however, reduce the price of options or stock appreciation rights issued under the 2019 Plan without prior approval of the Company’s shareholders.

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Eligibility. The 2019 Plan provides that awards may be granted to employees, officers, directors and consultants of Drone USA or of any parent, subsidiary or other affiliate of the Company as the Administrator may determine. A person may be granted more than one award under the 2019 Plan.

Shares that are subject to issuance upon exercise of an option under the 2019 Plan but cease to be subject to such option for any reason (other than exercise of such option), and shares that are subject to an award granted under the 2019 Plan but are forfeited or repurchased by the Company at the original issue price, or that are subject to an award that terminates without shares being issued, will again be available for grant and issuance under the 2019 Plan.

Terms of Options and Stock Appreciation Rights. The Administrator determines many of the terms and conditions of each option and SAR granted under the 2019 Plan, including whether the option is to be an incentive stock option or a non-qualified stock option, whether the SAR is a related SAR or a freestanding SAR, the number of shares subject to each option or SAR, and the exercise price of the option and the periods during which the option or SAR may be exercised. Each option and SAR is evidenced by a grant agreement in such form as the Administrator approves and is subject to the following conditions (as described in further detail in the 2019 Plan):

(a) Vesting and Exercisability: Options, restricted shares and SARs become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the Administrator in its discretion and as set forth in the related grant agreement. The term of each option is also set by the Administrator. However, a related SAR will be exercisable at the time or times, and only to the extent, that the option is exercisable and will not be transferable except to the extent that the option is transferable. A freestanding SAR will be exercisable as determined by the Administrator but in no event after 10 years from the date of grant.

(b) Exercise Price: Each grant agreement states the related option exercise price, which, in the case of SARs, may not be less than 100% of the fair market value of the Company’s shares of common stock on the date of the grant. The exercise price of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of shares of the Company’s common stock on the date of grant.

(c) Method of Exercise: The option exercise price is typically payable in cash, common stock or a combination of cash of common stock, as determined by the Administrator, but may also be payable, at the discretion of the Administrator, in a number of other forms of consideration.

(d) Recapitalization; Change of Control: The number of shares subject to any award, and the number of shares issuable under the 2019 Plan, are subject to proportionate adjustment in the event of a stock dividend, spin-off, split-up, recapitalization, merger, consolidation, business combination or exchange of shares and the like. Except as otherwise provided in any written agreement between the participant and the Company in effect when a change in control occurs, in the event an acquiring company does not assume plan awards (i) all outstanding options and SARs shall become fully vested and exercisable; (ii) for performance-based awards, all performance goals or performance criteria shall be deemed achieved at target levels and all other terms and conditions met, with award payout prorated for the portion of the performance period completed as of the change in control and payment to occur within 45 days of the change in control; (iii) all restrictions and conditional applicable to any restricted stock award shall lapse; (iv) all restrictions and conditions applicable to any restricted stock units shall lapse and payment shall be made within 45 days of the change in control; and (v) all other awards shall be delivered or paid within 45 days of the change in control.

(e) Other Provisions: The option grant and exercise agreements authorized under the 2019 Plan, which may be different for each option, may contain such other provisions as the Administrator deems advisable, including without limitation, (i) restrictions upon the exercise of the option and (ii) a right of repurchase in favor of the Company to repurchase unvested shares held by an optionee upon termination of the optionee’s employment at the original purchase price.

Amendment and Termination of the 2019 Plan. The Administrator, to the extent permitted by law, and with respect to any shares at the time not subject to awards, may suspend or discontinue the 2019 Plan or amend the 2019 Plan in any respect; provided that the Administrator may not, without approval of the stockholders, amend the 2019 Plan in a manner that requires stockholder approval.

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2020 Director Compensation

We currently do not have a formal non-employee director compensation policy. However, we do reimburse our non-employee directors for their reasonable expenses incurred in connection with attending our board of directors and committee meetings, and we may in the future grant stock options and pay cash compensation to some or all of our non-employee directors. Other than reimbursement of out-of-pocket expenses as described above, we did not provide any cash compensation to our non-employee directors during the year ended December 31, 2020.

Except as set forth in the table below, none of our directors received compensation during the fiscal year ended December 31, 2020 for services provided as a director except reimbursement of ordinary and reasonable expenses incurred in exercising their responsibilities and duties as a director. Upon commencement of their Board membership on February 13, 2019, the nonexecutive members of the Board, Messrs. Harrington, Wingo and Danner, each received a grant of 20,000 restricted shares of our common stock of which 25% of the restricted stock grant (5,000 shares) vested upon acceptance of the offer to serve on our Board of Directors and 25% of the restricted stock grant (5,000 shares) will vest upon each of the three anniversaries of the acceptance date of the offer (February 13, 2019) provided that each Board member has served continuously as an advisor to the Company during such one year period, (ii) an annual cash allowance will be paid in equal quarterly amounts as follows: year 1 $5,000, year 2 $15,000 and year 3 an amount to be determined and (iii) each nonexecutive Board member who serves as a Chair of one of our Board Committees will receive an additional cash payment of $2,000 annually and each nonexecutive Board member who serves as a member of one of our Board Committees will receive an additional cash payment of $1,000 annually.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information as of March 15, 2022, the beneficial ownership of our common stock by the following persons:

●	each person or entity who, to our knowledge, beneficially owns more than 10% of our common stock;

●	our executive officers named in the Summary Compensation Table above who beneficially own more than 10% of our common stock;

●	each director who beneficially owns more than 10% or our common stock; and

●	all of our executive officers and directors as a group.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o RDE, Inc., Lakeside Corporate Court, 5880 Live Oak Parkway, Suite 100, Norcross, Georgia 30093, and our telephone number is (847) 506-9680. Shares of common stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of the date of this Offering Circular, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the stockholder holding the options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other stockholder.

	Number of Shares	Percentage of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Beneficially Owned

Greater than 10% Stockholders
Ketan Thakker	2,302,585	17.9%
Directors and Named Executive Officers
Ketan Thakker	2,302,585	17.9%
Paul Danner III	180,000	1.4%
Kevin Harrington	180,000	1.4%
M. Scot Wingo	180,000	1.4%
All current executive officers and directors as a group (four persons)	2,842,585	22.1%

ITEM 5. INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Except as set forth below, during the past three years, there have been no transactions, whether directly or indirectly, between the Company and any of its officers, directors or their family members.

Divestiture of SkyAuction.com

As discussed under the heading “Divestiture of SkyAuction.com” in the “Overview” section above, effective July 1, 2020, the $2,500,000 promissory note was converted into shares of our common stock at a price of $7.50 per share or 333,333 shares of our common stock to be issued pro rata to the SkyAuction shareholders at the time of the merger with us, excluding Messrs. Hering and Esposito.

ITEM 6. OTHER INFORMATION

Not applicable.

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ITEM 7. FINANCIAL STATEMENTS

RDE, INC. AND SUBSIDIARY

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

RDE, Inc.

Norcross, Georgia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of RDE, Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders’ deficiency and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring operating losses and negative operating cash flows since inception and has a stockholders’ deficiency at December 31, 2021. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

/s/ Weinberg & Company, P.A.

Los Angeles, California

March 11, 2022

F-1

RDE, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020

ASSETS
Current assets:
Cash	$1,930,325	$600,576
Accounts receivable	118,100	297,407
Deposits with credit card processor	87,237	87,237
Prepaid expenses and other current assets	153,374	118,196
Total current assets	2,289,036	1,103,416

Operating lease right of use asset, net	219,739	332,615
Goodwill	-	334,000
Intangible assets, net	-	860,030
Total assets	$2,508,775	$2,630,061

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Accounts payable	$976,605	$976,845
Accrued expenses	627,623	453,595
Accrued payroll and advances – related party	-.	78,000
Deferred revenue	230,405	-
Acquisition obligation	77,092	118,006
Government assistance notes payable, current portion	11,115	-
Operating lease liability, current portion	110,499	100,856
Convertible notes payable	-	400,000
Convertible debt assumed upon reverse merger, including accrued interest of $11,537 and $11,137 at December 31, 2021 and 2020, respectively	31,537	31,137
Bridge notes payable, including accrued interest of $25,624 at December 31, 2020	-.	328,771
Total current liabilities	2,064,876	2,487,210

Operating lease liability, net of current portion	111,597	222,095
Acquisition note payable, including accrued interest of $162,300 and $73,973 at December 31, 2021 and 2020, respectively	1,662,300	1,573,973
Government assistance notes payable, including accrued interest of $25,321 and $9,942 at December 31, 2021 and 2020, respectively, net of current portion	1,689,741	952,142
Total liabilities	5,528,514	5,235,420

Commitments and Contingencies

Stockholders’ deficiency:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.001 par value, 750,000,000 shares authorized; 12,879,428 and 11,217,324 shares issued and outstanding at December 31, 2021 and 2020, respectively	12,880	11,218
Additional paid-in-capital	56,875,273	52,300,092
Common stock issuable, 383,343 shares	383,343	383,343
Accumulated deficit	(60,291,235)	(55,300,012)
Total stockholders’ deficiency	(3,019,739)	(2,605,359)

Total liabilities and stockholders’ deficiency	$2,508,775	$2,630,061

See accompanying notes to consolidated financial statements.

F-2

RDE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2021	2020

Revenues	$3,323,509	$2,644,556

Operating expenses:
Costs of revenues	394,023	436,715
Selling, general and administrative expenses	7,243,151	6,172,390
Amortization of intangible assets	624,000	720,000
Write-off of impaired intangible assets	570,030	-
Total operating expenses	8,831,204	7,329,105

Loss from operations	(5,507,695)	(4,684,548)

Other (income) expense:
Interest expense	124,293	519,096
Amortization of debt discount	-	401,177
Financing costs	7,500	163,528
Gain on extinguishment of derivative liability	-	(1,164,802)
Legal settlements	-	219,000
Gain from forgiveness of government assistance note payable	(648,265)	(10,000)
Loss on extinguishment of debt	-	1,858,395
Total other (income) expense, net	(516,472)	1,986,394

Loss from continuing operations	(4,991,223)	(6,670,942)
Gain on sale of discontinued operation	-	2,895,283
Net loss	$(4,991,223)	$(3,775,659)

Net loss per common share – basic and diluted:
Loss from continuing operations	$(0.41)	$(1.08)
Gain on sale of discontinued operation	-	0.47
Net loss	$(0.41)	$(0.61)

Weighted average common shares outstanding – basic and diluted	12,277,922	6,183,047

See accompanying notes to consolidated financial statements.

F-3

RDE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

Years Ended December 31, 2021 and 2020

	Common Stock		Common Stock Issuable		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Par Value	Shares	Amount	Capital	Deficit	Deficiency

Balance, December 31, 2019	3,012,712	$3,013	-	$-	$43,695,274	$(51,524,353)	$(7,826,066)
Fractional share adjustment from reverse split	(69,410)	(69)	-	-	69	-	-
Issuance of common stock in private placement	1,102,700	1,103	-	-	1,101,597	-	1,102,700
Issuance of common stock in public placement	50,000	50	-	-	149,950	-	150,000
Issuance of common stock for acquisition of Restaurant.com	363,889	364	-	-	483,608	-	483,972
Issuance of common stock for sale of discontinued operations	59,990	60	273,343	273,343	59,930	-	333,333
Issuance of common stock for conversion of convertible notes assumed on reverser merger	1,528,107	1,528	-	-	1,825,538	-	1,827,066
Issuance of common stock for conversion of convertible notes	1,805,539	1,806	110,000	110,000	2,091,353	-	2,203,159
Issuance of common stock for services	1,087,297	1,087	-	-	1,012,799	-	1,013,886
Issuance of common stock for directors and employees	1,340,000	1,340	-	-	1,194,460	-	1,195,800
Issuance of common stock for accrued payroll and advances to a related party	936,500	936	-	-	654,514	-	655,450
Fair value of vested stock options	-	-	-	-	31,000	-	31,000
Net loss for period	-	-	-	-	-	(3,775,659)	(3,775,659)
Balance, December 31, 2020	11,217,324	11,218	383,343	383,343	52,300,092	(55,300,012)	(2,605,359)
Proceeds from issuance of common stock in offering, net of offering costs of $21,686	805,346	805	-	-	1,957,661	-	1,958,466
Issuance of common stock for note payable extension	3,000	3	-	-	7,497	-	7,500
Issuance of common stock for legal settlement	8,000	8	-	-	8,992	-	9,000
Issuance of common stock for services	845,758	846	-	-	2,163,154	-	2,164,000
Fair value of vested stock options	-	-	-	-	437,877	-	437,877
Net loss for period	-	-	-	-	-	(4,991,223)	(4,991,223)
Balance, December 31, 2021	12,879,428	$12,880	383,343	$383,343	$56,875,273	$(60,291,235)	$(3,019,739)

See accompanying notes to consolidated financial statements.

F-4

RDE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2021	2020

Cash flows from operating activities:
Net loss	$(4,991,223)	$(3,775,659)
Gain from discontinued operation	-	2,895,283
Net loss from continuing operations	(4,991,223)	(6,670,942)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	624,000	720,000
Write-off of impaired intangible assets	570,030	-
Financing costs	7,500	165,147
Gain from forgiveness of government assistance note payable	(648,265)	-
Loss on extinguishment of debt	-	1,858,395
Gain on extinguishment of derivative liability	-	(1,164,802)
Issuance of common stock for services	2,164,000	1,013,886
Issuance of common stock for services to directors and employees	-	1,195,800
Fair value of vested stock options	437,877	31,000
Amortization of debt discount	-	401,177
Amortization of operating lease right of use assets	112,876	62,044
Changes in operating assets and liabilities:
(Increase) decrease in -
Accounts receivable	179,307	(58,327)
Deposits with credit card processor	-	52,969
Prepaid expenses and other current assets	(35,178)	16,767
Increase (decrease) in -
Accounts payable	(240)	770,882
Accrued expenses	183,028	352,055
Accrued payroll and advances – related party	(78,000)	102,700
Accrued interest payable	84,547	399,712
Deferred revenue	230,405	-
Operating lease liability	(100,855)	(41,797)
Net cash used in operating activities	(1,260,191)	(793,334)

Cash flows from financing activities:
Repayment of bridge note payable	(303,147)	(90,000)
Repayment of convertible notes payable	(400,000)	(549,734)
Repayment of convertible notes payable assumed on reverse merger	-	(19,980)
Payment of acquisition obligation	(40,914)	(321,718)
Proceeds from notes payable - government assistance loans	1,375,535	942,200
Proceeds from private placement of common stock	-	1,102,700
Proceeds from issuance of common stock in offering, net of offering costs	1,958,466	150,000
Net cash provided by financing activities	2,589,940	1,213,468

Net increase in cash:	1,329,749	420,134
Balance at beginning of period	600,576	180,442
Balance at end of period	$1,930,325	$600,576

Supplemental disclosures of cash flow information:
Interest paid	$39,746	$117,361
Taxes paid	$-	$-

Non-cash investing and financing activities:
Operating lease right of use asset and related lease liability	$-	$257,909
Issuance of common stock as payment for accrued salary	$-	$655,450
Issuance of common stock for conversion of notes payable	$-	$4,030,225
Issuance of common stock for sale of discontinued operation	$-	$333,333
Assets acquired from acquisition of Restaurant.com	$-	$509,666
Goodwill and intangible assets acquired from acquisition of Restaurant.com	$-	$1,914,030
Fair value of common stock issued for acquisition of Restaurant.com	$-	$483,972
Notes payable issued from acquisition of Restaurant.com	$-	$1,500,000
Acquisition obligation from acquisition of Restaurant.com	$-	$439,724

See accompanying notes to consolidated financial statements.

F-5

RDE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020

1. Organization and Basis of Presentation

On March 1, 2020, RDE, Inc. (“RDE”) (formerly known as uBid Holdings, Inc.), a Delaware corporation, including its wholly-owned Delaware operating subsidiary, Restaurant.com, Inc. (collectively, the “Company”), completed an asset purchase agreement with Restaurant.com, Inc., an unrelated Delaware corporation, which was an entity engaged in the business of online marketing for participating restaurants throughout the United States (see Note 3). Accordingly, commencing March 1, 2020, the Company, through Restaurant.com, Inc., has been in the business of connecting digital consumers, businesses and communities with dining and merchant deal options throughout the United States. Unless the context indicates otherwise, “Restaurant.com” refers to the Company’s wholly-owned Delaware operating subsidiary.

On September 25, 2020, the Company changed its name from uBid Holdings, Inc. to RDE, Inc. and the Company’s trading symbol was changed from UBID to RSTN to reflect the Company’s new name and new focus on the Restaurant.com business.

Discontinued Operations

On November 12, 2018, the Company entered into a merger transaction with SkyAuctions Inc. (“SkyAuctions”) pursuant to which all of the shareholders of SkyAuctions exchanged their shares of common stock of SkyAuctions for 1,102,422 shares of the Company’s common stock and a three-year secured promissory note for $2,500,000 with interest at 3% per annum.

On July 1, 2020, the Company entered into a Consent and Agreement to Stock Sale Agreement and Mutual Release Agreement to relinquish control of SkyAuctions, the result of which was the Company effectively disposed of SkyAuctions as of such date and the secured promissory note payable of $2,500,000 and accrued interest payable of $179,483 were extinguished (see Note 3).

Comparative financial information presented for the year ended December 31, 2020 has been reclassified to present SkyAuctions as a discontinued operation.

Going Concern

During the year ended December 31, 2021, the Company incurred a net loss of $4,991,223, utilized cash in operations of $1,260,191, and had a stockholders’ deficiency of $3,019,739 as of December 31, 2021. At December 31, 2021, the Company had cash of $1,930,325 and working capital of $224,160 available to fund its operations, including expansion plans, and to service its debt.

The Company’s consolidated financial statements have been presented on the basis that it will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced operating losses and negative operating cash flows during 2020 and 2021. The Company has financed its working capital requirements through borrowings from various sources and the sale of its equity securities.

The Company’s operations have been significantly and negatively impacted by the COVID-19 pandemic. Due to the uncertain and rapidly evolving nature of current conditions around the world, the Company is unable to predict accurately the impact that the COVID-19 pandemic will have on its business going forward. The Company expects the COVID-19 pandemic and its effects to continue to have a significant adverse impact on its business for the duration of the pandemic and during the subsequent economic recovery, which could be for an extended period of time.

F-6

As a result, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s independent registered public accounting firm, in its report on the Company’s consolidated financial statements for the year ended December 31, 2021, has also expressed substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional debt or equity capital to fund its business activities and to ultimately achieve sustainable operating revenues and profitability.

As market conditions present uncertainty as to the Company’s ability to secure additional funds, there can be no assurances that the Company will be able to secure additional financing on acceptable terms, as and when necessary to continue to conduct operations. There is also significant uncertainty as to the effect that the coronavirus may have on the Company’s business plans and the amount and type of financing available to the Company in the future.

If the Company is unable to obtain the cash resources necessary to satisfy the Company’s ongoing cash requirements, the Company could be required to scale back its business activities or to discontinue its operations entirely.

Reverse Stock Split

On April 20, 2020, the Company effected a 1-for-150 reverse split of its outstanding shares of common stock. No fractional shares were issued in connection with the reverse stock split, with any fractional shares being rounded up to the nearest whole share.

All share and per share amounts and information presented herein have been retroactively adjusted to reflect the reverse stock split for all periods presented.

Reclassifications

Certain prior year amounts, consisting primarily of accrued interest payable relating to notes payable, have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations, total stockholders’ deficiency or cash flows from operations.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and include the financial statements of the Company’s wholly-owned operating subsidiary. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Some of those judgments can be subjective and complex, and therefore, actual results could differ materially from those estimates under different assumptions or conditions. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. Significant estimates include those related to assumptions used in accruals for potential liabilities, valuing equity instruments issued for services, impairment of goodwill and finite-lived intangible assets, and the realization of deferred tax assets.

Stock-Based Compensation

The Company periodically issues share-based awards to employees and non-employees and consultants for services rendered. Stock options vest and expire according to terms established at the issuance date of each grant. Stock grants are measured at the grant date fair value. Stock-based compensation cost is measured at fair value on the grant date and is generally recognized as a charge to operations ratably over the requisite service, or vesting, period.

The Company values its equity awards using the Black-Scholes option-pricing model, and accounts for forfeitures when they occur. Use of the Black-Scholes option pricing model requires the input of subjective assumptions, including expected volatility, expected term, and a risk-free interest rate. The expected volatility is based on the historical volatility of the Company’s common stock, calculated utilizing a look-back period approximately equal to the contractual life of the stock option being granted. The expected life of the stock option is calculated as the mid-point between the vesting period and the contractual term (the “simplified method”). The risk-free interest rate is estimated using comparable published federal funds rates.

F-7

Fair Value of Financial Instruments

The authoritative guidance with respect to fair value established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below. Disclosure as to transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements, is also required. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The three levels of the fair value hierarchy are as follows:

Level 1	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2

Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3	Valuations based on inputs that are unobservable, supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying value of the Company’s financial instruments (consisting of cash, accounts receivables, deposits to credit card processor, prepaid expense and other current assets, accounts payable, accrued expenses, notes payable, and other liabilities) are considered to be representative of their respective fair values due to the short-term nature of those instruments.

Acquisitions and Business Combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and separately identified intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from, acquired technology, trademarks and trade names, useful lives, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statements of operations.

Goodwill

The Company reviews the recoverability of the carrying value of goodwill at least annually at fiscal year-end, or whenever events or circumstances indicate a potential impairment. Recoverability of goodwill is determined by comparing the fair value of Company’s reporting unit to the carrying value of the underlying net assets in the reporting units. If the fair value of a reporting unit is determined to be less than the carrying value of its net assets, goodwill is deemed impaired, and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the difference between the fair value of the reporting unit and the fair value of its other assets and liabilities. Goodwill was recorded as a result of the March 1, 2020 Restaurant.com, Inc. transaction. At December 31, 2021, management conducted an evaluation of the recoverability of the carrying value of goodwill and determined that it had been impaired, which resulted in a charge to operations of $334,000 at such date.

F-8

Intangible Assets with Finite Useful Lives

The Company had certain finite-lived intangible assets that were initially recorded at their fair value at the time of acquisition. These intangible assets consisted of intellectual property, customer relationships, and capitalized software development costs. Intangible assets with finite useful lives were being amortized using an accelerated method over their respective estimated useful lives.

The Company review’s all finite-lived intangible assets for impairment at least annually at fiscal year-end, or whenever events or circumstances indicate that their carrying values may not be recoverable. If the carrying value of an asset group is not recoverable, the Company recognizes an impairment loss for the excess carrying value over the fair value in its consolidated statements of operations. The intangible assets were recorded as a result of the March 1, 2020 Restaurant.com, Inc. transaction. At December 31, 2021, management conducted an evaluation of the recoverability of the carrying value of finite-lived intangible assets and determined that they had been impaired, which resulted in a charge to operations of $236,030 at such date.

Revenue Recognition

Revenue is recognized when, or as, control of a promised product transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products. Revenue excludes taxes that have been assessed by governmental authorities and that are directly imposed on revenue-producing transactions between the Company and its customers, including sales and use taxes. Revenue recognition is evaluated through the following five-step process:

(1)	identification of the agreement with a customer;
(2)	identification of the performance obligations in the agreement;
(3)	determination of the transaction price;
(4)	allocation of the transaction price to the performance obligations in the agreement; and,
(5)	recognition of revenue when or as a performance obligation is satisfied.

The Company operates online websites that sell discounted restaurant coupons, travel and vacation packages, and other merchandise across a wide range of product categories, including, but not limited to, computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, automobiles, home improvement products, and collectibles. In addition, the Company also generates revenues based upon the number of times a third-party website(s) or products(s) are accessed or viewed by consumers from the Company’s website or platform.

Sale of Restaurant Coupons

The Company derives its revenue from transactions in which it sells discount certificates for restaurants on behalf of third-party restaurants. Approximately 9 to 13 days each month the Company emails its customers offers for restaurant discounts based on location and personal preferences. Consumers also access deals offered by the Company directly through the Company’s websites and mobile applications. A typical restaurant discount deal might offer a $25 discount that can be used toward a $50 purchase at a restaurant. The Company recognizes revenue on a gross basis upon sale and collection of the restaurant coupons from customers. The Company has no further commitment or obligation to third-party restaurants or the coupon purchasers upon the sale of restaurant coupons and no amounts are due to the third-party restaurants for these sales. Sale of restaurant coupons are generally non-refundable. On an infrequent case-by-case basis, the Company will accept customer’s request to transfer a restaurant coupon from one third-party restaurant to another (for example, upon the closure of a restaurant).

Sale of Travel, Vacation and Merchandise

The Company also derives revenue from transactions in which it sells complementary entertainment and travel offerings and consumer products on behalf of third-party merchants. Additional deals include discounted pricing at theaters, movies or other merchants. Customers purchase restaurant deals from the Company and redeem them with the Company’s merchant partners. Approximately 9 to 13 days each month the Company emails its customers offers for discounted experiences and products based on location and personal preferences. Consumers also access the Company’s deals directly through the Company’s websites and mobile applications. Those discounted experiences and products generally involve a customer’s purchase of a voucher through one of the Company’s websites that can be redeemed with a third-party merchant for services or goods (or for discounts on services and goods). Revenue from those transactions is reported on a net basis and equals the purchase price received from the customer for the voucher less an agreed upon portion of the purchase price paid by the Company to its partners.

Advertising Revenues

The Company also has agreements with selected third-party partners, such as Google Ads, wherein third-party website(s) and/or product(s) are shown or incorporated in the Company’s platform or website. The Company generates revenues based upon the number of times the third-party website(s) or product(s) are accessed or viewed by consumers from the Company’s platform or website. Revenue is recognized when its determinable, which is generally upon receipt of a statement and/or proceeds from the third-party partners.

F-9

For the years ended December 31, 2021 and 2020, disaggregated revenue by the Company’s divisions and type of revenue is presented below.

Sales Channels	Restaurant Coupons	Sale of Travel, Vacation and Merchandise	Advertising	Total

Year Ended December 31, 2021
Business to consumer (B2C)	$867,465	$375,261	$182,503	$1,425,229
Business to business (B2B)	1,861,795	-	-	1,861,795
Other	36,485	-	-	36,485
Total	$2,765,745	$375,261	$182,503	$3,323,509

Year Ended December 31, 2020
Business to consumer (B2C)	$963,171	$364,549	$141,441	$1,469,161
Business to business (B2B)	1,174,321	-	-	1,174,321
Other	1,074	-	-	1,074
Total	$2,138,566	$364,549	$141,441	$2,644,556

Costs of Revenues

Costs of revenues represents the costs incurred to generate Restaurant.com revenues and consists primarily of transaction fees and costs.

Advertising Costs

The Company has marketing relationship agreements with various online companies such as portal networks, contextual sites, search engines and affiliate partners. Advertising costs are generally charged to the Company monthly per vendor agreements, which typically are based on visitors and/or registrations delivered to the site or at a set fee. Agreements do not provide for guaranteed renewal and may be terminated by the Company without cause. Such advertising costs are charged to expense as incurred and included in selling, general and administrative expenses in the statements of operations. During the years ended December 31, 2021 and 2020, advertising costs were $601,941 and $565,190, respectively.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts to reflect the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable as a result of the inability of its customers to make required payments for products. Accounts with known financial issues are first reviewed and specific estimates with respect to their collectability are recorded. The remaining accounts receivable balances are then grouped into categories by the number of days the balance is past due, and the estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. There was no allowance for doubtful accounts recognized as of December 31, 2021 and 2020.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares issued and outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common shares and the dilutive effect of contingent shares outstanding during the period. Potentially dilutive contingent shares, which primarily consist of convertible notes and stock issuable upon the exercise of stock options and warrants, have been excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

Loss per common share is computed by dividing net loss by the weighted average number of shares of common stock issued and outstanding during the respective periods. Basic and diluted loss per common share was the same for all periods presented because all convertible notes and stock issuable upon the exercise of stock options and warrants outstanding were anti-dilutive.

F-10

At December 31, 2021 and 2020, the Company excluded the outstanding convertible debt and securities summarized below, which entitle the holders thereof to acquire shares of common stock, from its calculation of earnings per share, as their effect would have been anti-dilutive.

	December 31,
	2021	2020

Convertible notes payable	19,286	19,286
Common stock issuable	383,343	383,343
Common stock warrants	20,667	54,000
Common stock options	187,116	37,116
Total	610,412	493,745

The issuable and potentially issuable shares as summarized above do not include any shares that may be issuable upon the conversion of an unsecured promissory note in the principal amount of $1,500,000 that matures on March 1, 2023 (see Note 9), as such promissory note is convertible at the option of the Company into common shares at a price to be determined on the date of conversion. These potentially issuable common shares would have been anti-dilutive because the Company had a net loss for the years ended December 31, 2021 and 2020, and thus such shares would have been excluded from the calculation of net loss per share.

Income Taxes

The Company accounts for income taxes under an asset and liability approach for financial accounting and reporting for income taxes. Accordingly, the Company recognizes deferred tax assets and liabilities for the expected impact of differences between the financial statements and the tax basis of assets and liabilities.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax assets would be credited to operations in the period such determination was made. Alternatively, should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to operations in the period such determination was made.

As the Company’s net operating losses in the respective jurisdictions in which it operates have yet to be utilized, all previous tax years remain open to examination by the taxing authorities in which the Company currently operates. The Company had no unrecognized tax benefits as of December 31, 2021 and does not anticipate any material amount of unrecognized tax benefits within the next 12 months.

The Company accounts for uncertainties in income tax law under a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns as prescribed by GAAP. The tax effects of a position are recognized only if it is “more-likely-than-not” to be sustained by the taxing authority as of the reporting date. If the tax position is not considered “more-likely-than-not” to be sustained, then no benefits of the position are recognized. As of December 31, 2021, the Company had not recorded any liability for uncertain tax positions. In subsequent periods, any interest and penalties related to uncertain tax positions will be recognized as a component of income tax expense.

The Company is currently delinquent with respect to certain of its U.S. federal and state income tax filings.

Cash

The Company’s policy is to maintain its cash balances with financial institutions with high credit ratings and in accounts insured by the Federal Deposit Insurance Corporation (the “FDIC”). The Company may periodically have cash balances in financial institutions in excess of FDIC insurance limits of $250,000. The Company has not experienced any losses to date resulting from this practice.

F-11

Operating Segments

Management has determined that the Company has one operating segment. The Company’s reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources. The Company’s reporting segment meets the definition of an operating segment and does not include the aggregation of multiple operating segments.

In reaching such a conclusion management evaluated the Company’s reporting units by first identifying its operating segments. The Company then evaluated each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments (“ASC 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses to estimate credit losses on certain types of financial instruments, including trade receivables, which may result in the earlier recognition of allowance for losses. ASU 2016-13 is effective beginning January 1, 2023 and early adoption is permitted. The adoption of ASU 2016-13 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions and enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. The Company adopted ASU 2019-12 effective January 1, 2021. The adoption of ASU 2019-12 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. Upon adoption of ASU 2020-06, convertible debt proceeds, unless issued with a substantial premium or an embedded conversion feature that is not clearly and closely related to the host contract, will no longer be allocated between debt and equity components. This modification will reduce the issue discount and result in less non-cash interest expense in financial statements. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. For contracts in an entity’s own equity, the type of contracts primarily affected by ASU 2020-06 are freestanding and embedded features that are accounted for as derivatives under the current guidance due to a failure to meet the settlement assessment by removing the requirements to (i) consider whether the contract would be settled in registered shares, (ii) consider whether collateral is required to be posted, and (iii) assess shareholder rights. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

F-12

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 requires that an entity recognize and measure contract assets and contract liabilities acquired in a business combination as if it had originated the contracts. This is a shift from existing guidance, which required the acquirer to recognize contract assets and contract liabilities at their fair value as of the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. An entity should apply the guidance provided by ASU 2021-08 prospectively to business combinations occurring on or after January 1, 2023. Early adoption of ASU 2021-08 is permitted, including adoption in an interim period. An entity that early adopts the guidance in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The adoption of ASU 2021-08 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosure.

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

3. Acquisitions and Dispositions

Restaurant.com, Inc. Transaction

On March 1, 2020, the Company completed an asset purchase agreement with Restaurant.com, Inc., an unrelated Delaware corporation, which was an entity engaged in the business of online marketing for participating restaurants throughout the United States. The Company acquired certain tangible and intangible assets of Restaurant.com, Inc. and agreed to pay $439,724 in cash within 90 days of the date of the asset purchase agreement. The Company also issued an unsecured three-year promissory note for $1,500,000 bearing interest at 6% per annum, convertible at the option of the Company into common shares at a price to be determined on the date of conversion, and issued 363,889 shares of the Company’s common stock valued at $1.33 per share, reflecting an aggregate fair value of $483,972. The total purchase consideration was $2,423,696. The transaction has been accounted for as the purchase of a business.

The Company accounted for the transaction as a business combination using the purchase method of accounting, which requires recognition and measurement of all identifiable assets acquired and liabilities assumed at their fair value as of the date control is obtained. The Company determined the fair value of assets acquired and liabilities assumed based upon its best estimates of the acquisition-date fair value of assets acquired and liabilities assumed in the acquisition. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The key factors that contributed to the recognition of goodwill from Restaurant.com, Inc. transaction consisted of the opportunity to consolidate and complement existing content operations, trained workforce, proprietary software and operating platform, and the opportunity to generate future synergies with the Company’s existing business. Goodwill is not being amortized but will be tested annually for impairment at fiscal year-end.

The allocation of the purchase price was completed on December 31, 2020 through the assistance of a valuation specialist. The following table summarizes the assets acquired, liabilities assumed and purchase price allocation:

Fair Value

Consideration paid:
Cash obligation	$439,724
Note payable	1,500,000
Common stock (363,889 shares of common stock valued at $1.33 per share)	483,972
Total consideration paid	$2,423,696

Purchase price allocation
Acquired assets	$509,666
Goodwill	334,000
Intangible assets	1,580,030
Total purchase price	$2,423,696

The Company estimated that the recorded intangible assets, excluding brand name (which is considered an indefinite life asset), totaled $1,440,000, and have a two-year estimated life and are subject to amortization.

F-13

The following table summarizes the intangible assets acquired, as of December 31, 2020, all of which were fully amortized and/or written-off as impaired as of December 31, 2021.

	Assigned Life	December 31, 2020

Customer relationships	24 months	$590,000
Restaurant relationships	24 months	470,000
Developed technology	24 months	380,000
Brand name	Indefinite	140,030
		1,580,030
Accumulated amortization		(720,000)
Intangible assets, net		$860,030

During the years ended December 31, 2021 and 2020, the Company recorded amortization expense of $624,000 and $720,000, respectively. There is no amortization to be recorded in future periods.

As of December 31, 2021, management determined there was an of impairment of its intangible assets and charged its operations $570,030 for the write off of intangible assets.

The following unaudited information for the year ended December 31, 2020 reflects the Company’s pro forma consolidated results of operations after giving effect to the Restaurant.com, Inc. transaction on March 1, 2020, as if it had occurred on January 1, 2020, based on the historical financial statements of the Company and Restaurant.com, Inc.:

Revenues	$4,081,000
Net loss	$(3,328,000)
Net loss per share - basic and diluted	$(0.53)
Weighted average common shares outstanding – basic and diluted	6,243,695

Acquisition and Disposition of SkyAuctions Inc.

On November 12, 2018, the Company entered into a merger transaction with SkyAuctions Inc. (“SkyAuctions”) pursuant to which all of the shareholders of SkyAuctions exchanged their shares of common stock of SkyAuctions for 1,102,422 shares of the Company’s common stock and a three-year secured promissory note for $2,500,000 with interest at 3% per annum.

Based upon the operations of SkyAuctions, as well as a number of factors, including the condition of the industry in which it operates, management concluded that it was not possible to determine reasonable and objectively supportable projections and estimates to complete and finalize the purchase price allocation associated with the SkyAuctions acquisition. Additionally, management concluded that as of December 31, 2019, it was no longer possible to determine a reasonable and objectively supportable fair value for the goodwill and identifiable intangible assets associated with the SkyAuctions acquisition.

On July 1, 2020, the Company relinquished control of SkyAuctions to Michael Hering and entered into a Consent and Agreement to Stock Sale Agreement and Mutual Release Agreement, a Sales Marketing Agreement and a Consulting Agreement with each of Michael Hering and Salvatore Esposito, the founders of SkyAuctions Inc. Under the terms of the Stock Sale Agreement, (i) the Company sold the 1,000 issued and outstanding shares of common stock of SkyAuctions, which the Company owned, to Sky Auction Acquisition, LLC., a company controlled by Michael Hering, (ii) converted the past due principal amount of the promissory note issued to SkyAuctions in connection with its acquisition on November 12, 2018 of $2,500,000, net of the unamortized debt discount of $232,540, into 333,333 shares of the Company’s common stock with a fair value of $333,333 (including 273,343 common shares issuable at December 31, 2021 and 2020) at a price of $1.00 per share; and (iii) the accrued and unpaid interest totaling $179,483 under the $2,500,000 promissory note was forgiven. The aforementioned transactions resulted in the settlement of the outstanding debt aggregating $2,446,943. In addition, under the terms of the Stock Sale Agreement, the Merger Agreement and Guaranty and Security Agreement were cancelled, Michael Hering relinquished his observation rights to attend meetings of the Company’s Board of Directors and Mr. Hering and Mr. Esposito resigned as officers of the Company.

During the year ended December 31, 2020, SkyAuctions had a nominal operating loss. On July 1, 2020, as a result of the disposition of the SkyAuctions, the Company recorded a gain of $2,895,283 to account for the gain on extinguishment of the promissory note payable and accrued interest of $2,446,943, extinguishment of the liabilities of $1,046,845, reduced by disposal of assets of $265,172, and the issuance of 333,333 shares of common stock with a fair value of $333,333.

F-14

4. Deposit with Credit Card Processor

The Company utilizes a third-party processor to serve as an end-to-end processor of credit and debit card and automated clearing house (“ACH”) payment transactions that focuses on processing omni-channel (internet, mobile, and point-of-sale) transactions and recurring billings for traditional retailers, government and utility, and service providers. The Company was required to place a security deposit in order to secure the third-party services. The security deposit does not bear interest and is refundable upon termination of the agreement. The outstanding security deposit was $87,237 as of December 31, 2021 and 2020.

5. Right-of-Use Assets and Operating Lease Liabilities

The Company leases certain corporate office spaces under an operating lease agreement. Lease assets are presented as operating lease right-of-use assets and the related liabilities are presented as lease liabilities in the Company’s consolidated balance sheets.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest in lease arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

In September 2020, Restaurant.com signed a lease for its office located in Arlington Heights, Illinois. The lease has a term of 36 months and an average base rent of approximately $7,600 per month. The Company recorded a right-of-use asset and lease liability of $257,909 based upon the present value of all lease payments and a corresponding lease liability of $257,909.

Right-of-use asset activity consisted of the following during the years ended December 31, 2021 and 2020:

	Years Ended December 31,
	2021	2020

Balance, beginning of period	$332,615	$136,750
Additions	-	257,909
Amortization	(112,876)	(62,044)
Balance, end of period	$219,739	$332,615

Liabilities under operating lease obligations activity consisted of the following during the years ended December 31, 2021 and 2020:

	Years Ended December 31,
	2021	2020

Balance, beginning of period	$322,951	$106,839
Additions	-	257,909
Lease payments	(100,855)	(41,797)
Balance, end of period	222,096	322,951
Less current portion	(110,499)	(100,856)
Non-current portion	$111,597	$222,095

F-15

Maturities of the Company’s operating lease liabilities are as follows as of December 31, 2021:

Year Ending December 31:
2022	$110,499
2023	89,000
2024	24,000
2025	-
Total lease payments	223,499
Less: Imputed interest	(1,403)
Total operating lease liability	$222,096

6. Convertible Debt Assumed in 2018 Acquisition

On November 5, 2018, the Company completed a merger agreement dated October 23, 2018 with Incumaker, Inc., whereby all of the shareholders of the Company exchanged their shares of common stock in exchange for shares of Incumaker, Inc. common stock. The merger was treated as a reverse merger and recapitalization of the Company for financial accounting purposes. In conjunction with the merger agreement with Incumaker, Inc., the Company assumed certain outstanding convertible notes payable. The notes payable had interest rates ranging from 8% to 22% per annum and were convertible by the holder at the lesser of $0.07 per share or 70% of the lowest trading price of the Company’s common stock in the 5 days immediately prior to conversion. These conversion terms generated a derivative liability that was extinguished as described in Note 11. As of December 31, 2019, the outstanding principal balance of these convertible notes payable totaled $224,820 and related accrued interest payable was $54,547.

On May 29, 2020, notes payable with a principal balance of $184,820 and accrued interest payable of $79,376, or a total of $264,196, were converted into 1,528,107 shares of the Company’s common stock. As the common shares issued had a fair market value of $1,827,066, which was in excess of the principal balance and accrued interest payable converted, the Company recorded the difference of $1,562,870 as a loss on extinguishment of debt in the consolidated statements of operations.

At December 31, 2021 and 2020, the remaining convertible debt assumed in the transaction had a principal balance outstanding of $20,000, and accrued interest payable of $11,537 and $11,137, respectively. During the years ended December 31, 2021 and 2020, related interest expense was $400 and $3,000, respectively. As of December 31, 2021, convertible debt assumed in the transaction, including accrued interest payable, was convertible into 19,286 shares of the Company’s common stock.

7. Convertible Notes Payable

During the year ended December 31, 2019, the Company issued unsecured convertible notes payable as part of its financing activities. The notes payable had interest rates ranging from 8% to 10% per annum, maturity dates of one year after issuance, and were convertible into shares of common stock at a conversion price of $1.00 per share. As of December 31, 2019, the outstanding balances of these notes payable totaled $2,135,203 and related accrued interest payable was $314,136.

During the year ended December 31, 2020, convertible notes payable totaling $549,734 were paid in cash. In addition, certain noteholders converted outstanding notes payable aggregating $1,915,103, consisting of principal balances of $1,307,000 and related accrued interest payable of $608,103, into a total of 1,915,537 shares of common stock with a fair value of $2,223,962. The Company followed the general extinguishment model to record the conversion and settlement of the debt, which resulted in a loss on extinguishment of debt of $308,859 in order to account the difference between the total debt converted and fair value of the common shares issued. The Company also recorded $121,531 in penalty interest on certain outstanding convertible notes payable, which was added to the principal balance. At December 31, 2020, the convertible notes payable had a principal balance outstanding of $400,000.

During the year ended December 31, 2021, the Company paid the remaining principal balance of convertible notes payable of $400,000. As a result, as of December 31, 2021, there was no outstanding balance owing on the convertible notes payable.

F-16

8. Bridge Notes Payable

May 2018 Bridge Note

On November 17, 2020, the Company entered into a Settlement Agreement regarding its May 2018 Bridge Note of $250,000 pursuant to which the Company increased the principal balance by $43,147 to account for penalty interest on an outstanding bridge note payable, and also agreed to pay a total of $65,000 on execution of the Settlement Agreement, and $25,000 by December 15, 2020, January 15, 2021, February 15, 2021 and March 15, 2021, and then any remaining balance by March 31, 2021. During November and December 2020, the Company made principal payments aggregating $90,000, resulting in a balance payable of $203,147 at December 31, 2020. During the year ended December 31, 2021, the Company made the remaining principal payments of $203,147.

January 2019 Bridge Note

On January 18, 2019, the Company borrowed $100,000 pursuant to an unsecured promissory note, with interest at 6% per annum. The note matured and became due and payable on January 18, 2020. On April 29, 2021, the Company issued 3,000 shares of its common stock valued at $7,500 to the noteholder as an extension fee.

At December 31, 2020, the accrued interest payable was $25,624. During the years ended December 31, 2021 and 2020, interest expense was $11,835 and $10,740, respectively.

During the year ended December 31, 2021, the Company repaid the principal balance of $100,000 and all accrued interest payable.

9. Note Payable Issued in Restaurant.com, Inc. Transaction

Pursuant to the terms of the agreement with Restaurant.com, Inc. entered into on March 1, 2020, the Company executed an unsecured promissory note in the principal amount of $1,500,000 that matures on March 1, 2023. The promissory note bears interest at a rate of 6% per annum and is convertible at the option of the Company into common shares at a price to be determined on the date of conversion.

At December 31, 2021 and 2020, the note payable had a principal balance outstanding of $1,500,000 and accrued interest payable of $162,300 and $73,973, respectively. During the years ended December 31, 2021 and 2020, interest expense was $88,327 and $73,973, respectively.

10. Government Assistance Notes Payable

Government assistance notes payable consisted of the following at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020

Paycheck Protection Loan (1st draw)	$-	$642,200
Paycheck Protection Loan (2nd draw)	1,025,535	-
Economic Injury/Disaster Loan (uBid)	150,000	150,000
Economic Injury/Disaster Loan (Restaurant.com)	500,000	150,000
Total principal balance	1,675,535	942,200
Accrued interest	25,321	9,942
Total principal and accrued interest	1,700,856	952,142
Less current portion	(11,115)	-
Non-current portion	$1,689,741	$952,142

Paycheck Protection Note Payable (1st Draw)

On April 16, 2020, the Company received loan proceeds in the amount of $642,200 pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), which was enacted on March 27, 2020. The note payable was scheduled to mature in April 2022, bore interest at the rate of 1% per annum, and is subject to the terms and conditions applicable to loans administered by the Small Business Administration (“SBA”) under the CARES Act. The loan and accrued interest payable are forgivable provided the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

On April 11, 2021, the Company’s application for the forgiveness of the Paycheck Protection Loan (1st draw) of $648,265, including accrued interest payable of $6,065, was approved by the SBA. As of April 11, 2021, the Company recorded a gain from the debt forgiveness of $648,265.

Paycheck Protection Note Payable (2nd Draw)

On March 22, 2021, the Company received loan proceeds of $1,025,535 pursuant to the Paycheck Protection Program (2nd draw). The note payable was scheduled to mature in March 2026, bears interest at the rate of 1% per annum, and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. The loan and accrued interest payable are forgivable provided the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

F-17

Economic Injury /Disaster Note Payable (Restaurant.com)

On June 17, 2020, Restaurant.com received $150,000 of proceeds applicable to loans administered by the SBA as disaster loan assistance under the Covid-19 Economic Injury/Disaster Loan Program. On July 14, 2021, the Company received an additional $350,000 of proceeds pursuant to the loan.

The loan bears interest at 3.75% per annum, with a combined repayment of principal and interest of $2,521 per month beginning 12 months from the date of the promissory note over a period of 30 years.

The Company also received an advance of $10,000 from the SBA. Although the SBA refers to this amount as an advance, it was written into law as a grant and as such the amount received through this program as an advance does not need to be repaid. Accordingly, the Company credited other income for the $10,000 advance during the year ended December 31, 2020.

Economic Injury /Disaster Note Payable (uBid)

On July 21, 2020, RDE (formerly known as uBid Holdings, Inc.) received $150,000 of proceeds applicable to loans administered by the SBA as disaster loan assistance under the Covid-19 Economic Injury/Disaster Loan Program.

The loan bears interest at 3.75% per annum, with a combined repayment of principal and interest of $731 per month beginning 12 months from the date of the promissory note over a period of 30 years.

At December 31, 2021 and 2020, the government assistance notes payable had accrued interest payable of $25,321 and $9,942, respectively. During the years ended December 31, 2021 and 2020, interest expense was $27,370 and $9,942, respectively.

11. Derivative Liability

During the year ended December 31, 2020, the Company recorded a gain of $1,164,802 upon the extinguishment of a derivative liability as a result of the conversion of certain convertible notes (see Note 6) and cancellation of warrants, leaving no remaining derivative liability at December 31, 2021 or 2020.

12. Accrued Officers Compensation

The Company executed an employment agreement in July 2013 with Ketan Thakker, its Chief Executive Office. This agreement provides Mr. Thakker with a salary of $200,000 per year. Total accrued compensation owed to Mr. Thakker was $0 and $78,000 at December 31, 2021 and 2020, respectively. During the year ended December 31, 2020, the Company issued 936,500 common shares with a fair value of $655,450 to Mr. Thakker as payment for accrued compensation of $655,450.

13. Stockholders’ Deficiency

Preferred Stock

The Company is authorized to issue a total of 10,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2021 and 2020, there were no shares of preferred stock issued and outstanding.

Common Stock

The Company is authorized to issue a total of 750,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2021 and 2020, the Company had 12,879,428 shares and 11,217,234 shares, respectively, of common stock issued, issuable and outstanding.

Common Stock Transactions

Issuance of Common Stock in Public Offering

During the year ended December 31, 2021, the Company received proceeds of $1,958,466, net of offering costs of $21,686, from the sale of 805,346 shares of common stock at an average price of $2.46 per share.

During the year ended December 31, 2020, the Company received proceeds of $150,000 from the sale of 50,000 shares of common stock at an average price of $3.00 per share.

F-18

Issuance of Common Stock in Private Placement

During the year ended December 31, 2020, the Company received proceeds of $1,102,700 from the sale of 1,102,700 shares of common stock at an average price of $1.00 per share.

Issuance of Common Stock for Note Payable Extension

On April 29, 2021, the Company issued 3,000 shares of common stock valued at $7,500 to a noteholder as an extension fee.

Issuance of Common Stock for Services

During the year ended December 31, 2021, the Company issued 845,758 shares of common stock with an aggregate fair value of $2,164,000 to consultants for services rendered.

During the year December 31, 2020, the Company issued 1,087,297 shares of its common stock with an aggregate fair value of $1,013,886 to consultants for services rendered.

Issuance of Common Stock in Restaurant.com, Inc. Transaction

On March 1, 2020, the Company issued 363,889 shares of common stock valued at $483,972 valued at $1.33 per share as partial consideration paid in the Restaurant.com, Inc. transaction.

Issuance of Common Stock for Settlement of Convertible Debt Assumed in Incumaker, Inc. Transaction

During the year ended December 31, 2020, the Company issued 1,528,107 shares of its common stock upon conversion of convertible notes payable assumed in the Incumaker, Inc. transaction, and accrued interest payable, of $1,827,066.

Issuance of Common Stock for Settlement of Convertible Notes

During the year ended December 31, 2020, the Company issued 1,805,539 shares of common stock upon conversion of convertible notes payable, and accrued interest payable, of $2,203,159.

Issuance of Common Stock for Legal Settlement

During the year ended December 31, 2021, the Company issued 8,000 shares of common stock with an aggregate fair value of $9,000 in a legal settlement.

Issuance of Common Stock to Directors and Employees

During the year ended December 31, 2020, the Company issued 1,340,000 shares of common stock with an aggregate fair value of. $1,195,800 to members of the Company’s Board of Directors and employees for services rendered.

During the year ended December 31, 2020, the Company issued 936,500 common shares with an aggregate fair value of $936,500 as payment for accrued payroll.

F-19

Common Stock Warrants

A summary of common stock warrant activity for the years ended December 31, 2021 and 2020 is presented below.

	Number of Shares	Weighted Average Exercise Price

Warrants outstanding at December 31, 2019	201,000	$7.50
Issued	-	-
Exercised	-	-
Expired	(147,000)	8.64
Warrants outstanding at December 31, 2020	54,000	8.07
Issued	-	-
Exercised	-	-
Expired	(33,333)	7.50
Warrants outstanding at December 31, 2021	20,667	$9.00

The weighted average remaining contractual life of common stock warrants outstanding and exercisable at December 31, 2021 was 0.71 years.

At December 31, 2021, all outstanding warrants are exercisable at $9.00 per common share.

Based on a fair market value of $0.60 per share on December 31, 2021, there was no intrinsic value attributed to exercisable but unexercised common stock warrants at December 31, 2021.

14. Stock-Based Compensation

The Company issues common stock and stock options as incentive compensation to directors and as compensation for the services of employees, contractors and consultants of the Company.

The fair value of a stock option award is calculated on the grant date using the Black-Scholes option-pricing model. The risk-free interest rate is based on the U.S. Treasury yield curve in effect as of the grant date. The expected dividend yield assumption is based on the Company’s expectation of dividend payouts and is assumed to be zero. The expected volatility is based on the historical volatility of the Company’s common stock, calculated utilizing a look-back period approximately equal to the contractual life of the stock option being granted. The expected life of the stock option is calculated as the mid-point between the vesting period and the contractual term (the “simplified method”). The fair market value of the common stock is determined by reference to the quoted market price of the common stock on the grant date.

For stock options requiring an assessment of value during the year ended December 31, 2021, the fair value of each stock option award was estimated using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	0.89%
Expected dividend yield	0%
Expected volatility	309.92 % to 366.13%
Expected life	3 to 5 years

For stock options requiring an assessment of value during the year ended December 31, 2020, the fair value of each stock option award was estimated using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	0.12%
Expected dividend yield	0%
Expected volatility	2933%
Expected life	1.5 years

On January 27, 2021, the Company, the Company entered into an Advisory Agreement for consultation and advice with respect to procuring restaurants/chefs for the Restaurant.com business platform and other services and product deals. In connection with the agreement, the Company granted fully-vested stock options to purchase 100,000 shares of the Company’s common stock, exercisable for a period of three years from the date of grant at $3.50 per share. The fair value of these stock options, as calculated pursuant to the Black-Scholes option-pricing model, was determined to be $287,883 ($2.88 per share), which was charged to operations on that date.

On March 15, 2021, the Company entered into an Advisory Agreement for service on the Company’s Advisor Board for a term of approximately two years. In connection with the agreement, the Company granted stock options to purchase 50,000 shares of the Company’s common stock, vesting 25,000 shares on the grant date and 25,000 shares on June 15, 2021, exercisable for a period of five years from the date of grant at $2.50 per share. The fair value of these stock options, as calculated pursuant to the Black-Scholes option-pricing model, was determined to be $149,994 ($3.00 per share), of which $74,997 was attributable to the stock options fully-vested on March 15, 2021 and was therefore charged to operations on that date. The remaining unvested portion of the fair value of the stock options was charged to operations ratably from March 16, 2021 through June 15, 2021. During the year ended December 31, 2021, the Company recorded a charge to operations of $149,994, with respect to these stock options.

F-20

A summary of stock option activity for the years ended December 31, 2021 and 2020 is presented below:

		Weighted
	Number	Average
	of	Exercise
	Options	Price

Stock options outstanding at December 31, 2019	5,116	363.17
Granted	32,000	1.05
Exercised	-	-
Expired or forfeited	-	-
Stock options outstanding at December 31, 2020	37,116	50.93
Granted	150,000	2.83
Exercised	-	-
Expired or forfeited	-	-
Stock options outstanding at December 30, 2021	187,116	$12.38
Stock options exercisable at December 31, 2021	187,116	$12.38

The weighted average remaining contractual life of common stock options outstanding and exercisable at December 31, 2021 was 2.66 years.

The exercise prices of common stock options outstanding and exercisable at December 31, 2021 are as follows:

Exercise Prices	Options Outstanding (Shares)	Options Exercisable (Shares)

$1.05	32,000	32,000
$2.50	50,000	50,000
$3.00	100,000	100,000
$363.17	5,116	5,116
	187,116	187,116

Based on a fair market value of $0.60 per share on December 31, 2021, there was no intrinsic value attributed to exercisable but unexercised common stock warrants at December 31, 2021.

The Company expects to satisfy such stock obligations through the issuance of authorized but unissued shares of common stock.

15. Commitments and Contingencies

Legal Proceedings

From time to time the Company may be named in claims arising in the ordinary course of business. Currently, there are no such legal proceeding that are pending against the Company or that involve the Company that, in the opinion of management, could reasonably be expected to have a material adverse effect on the Company’s business or financial condition, other than the following.

On April 17, 2019, a lawsuit was filed by Dupree Productions, LLC against uBid Holdings, Inc. and Ketan Thakker (Case No. L2019000436) in the Circuit Court of DuPage County, Illinois, alleging that a Partial Equity Payment Agreement dated August 1, 2016, which was intended to compensate services in the amount of $60,000 in return for shares of uBid common stock, was inadequate to compensate for the alleged higher value of advertising and endorsement services of approximately $195,000. The case was dismissed on the basis that there was a binding arbitration clause in the Partial Equity Payment Agreement and is now in arbitration in Chicago, Illinois. On February 3, 2021, the arbitrator awarded DuPree Productions $195,000, including $24,000 in attorneys’ fees, which is included in accrued expenses in the consolidated balance sheets as of December 31, 2021 and 2020. The Company has filed an appeal of the arbitrator’s award. On January 28, 2022, a final settlement of $150,000 was reached, which is scheduled to be paid on April 28, 2022.

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16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets as of December 31, 2021 and 2020 are summarized below.

	December 31,
	2021	2020
Net operating loss carryforwards	$10,483,000	$8,960,000
Valuation allowance	(10,483,000)	(8,960,000)
Net deferred tax assets	$—	$—

In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2021 and 2020, management was unable to determine if it is more likely than not that the Company’s deferred tax assets will be realized and has therefore recorded an appropriate valuation allowance against deferred tax assets at such dates.

No federal tax provision has been provided for the years ended December 31, 2021 and 2020 due to the losses incurred during such periods. The reconciliation below presents the difference between the income tax rate computed by applying the U.S. federal statutory rate and the effective tax rate for the years ended December 31, 2021 and 2020.

	Years Ended December 31,
	2021	2020

U. S. federal statutory tax rate	(21.0)%	(21.0)%
State income taxes, net of federal tax benefit	(6.0)%	(6.0)%
Tax-exempt Paycheck Protection Loan forgiveness	(2.7)%	—
Change in valuation allowance	29.7%	27.0%
Effective tax rate	0.0%	0.0%

At December 31, 2021, the Company has available net operating loss carryforwards for federal and state income tax purposes of approximately $38,000,000. federal net operating losses, if not utilized earlier, will begin to expire in the year ending December 31, 2030, subject to Internal Revenue Service limitations, including change in ownership regulations.

17. Subsequent Events

The Company performed an evaluation of subsequent events through the date of filing of these consolidated financial statements and determined that there were no material subsequent events which affected, or could affect, the amounts or disclosures in the consolidated financial statements other than the following:

On January 31, 2022, the Company, through its newly formed Delaware subsidiary, GameIQ Acquisition Corp., Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GameIQ, a California corporation, that is a developer of consumer gamification technologies for retail businesses. Under the terms of the Merger Agreement, the Company agreed to issue 600,000 restricted shares of its common stock and issued promissory notes to Balazs Wellisch, President and co-founder, and Quentin Blackford, Director, of GameIQ, in the principal amounts of $78,813 and $62,101, respectively, bearing interest at 1% per annum, to repay loans by Mr. Wellisch and Mr. Blackford to GameIQ. Each note requires repayment in six equal biannual installments, with the first installment due on the six-month anniversary of the Closing Date as that term is defined in the Merger Agreement. Following the merger, GameIQ shall merge with and into the Company. In addition, Balazs Wellisch will become Chief Technology Officer of Restaurant.com, a subsidiary of the Company. The Merger Agreement closed on February 28, 2022. The closing price of the Company’s common stock was $0.50 per share on both January 31, 2022 and February 28, 2022.

On March 22, 2021, the Company received loan proceeds of $1,025,535 pursuant to the Paycheck Protection Program (2nd draw), as described at Note 10. The note payable was scheduled to mature in March 2026, bore interest at the rate of 1% per annum, and was subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. The loan and accrued interest payable were forgivable provided the Company used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintained its payroll levels. Effective February 28, 2022, the Company received formal notice that the note payable, including accrued interest of $9,743, was forgiven. As a result, the gain from the forgiveness of the government assistance note payable aggregating $1,035,278 will be recognized in the statement of operations during the year ending December 31, 2022.

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ITEM 8. EXHIBITS

Exhibit No.	Description
2.1	Certificate of Incorporation of Incumaker, Inc. (1)

2.2	Certificate of Amendment to Certificate of Incorporation (1)

2.3	Second Amended and Restated Bylaws (1)

6.1	Executive Employment Agreement dated March 29, 2019 between RDE, Inc. (f/k/a Incumaker, Inc.) and Ketan Thakker (1)

6.2	Asset Purchase Agreement dated March 1, 2020 between RDE, Inc. (f/k/a uBid Holdings, Inc.) and Restaurant.com, Inc. (1)

11.1	Consent of Weinberg & Co. regarding RDE, Inc. (f/k/a uBid Holdings, Inc.)

(1)	Previously filed as an Exhibit to the Company’s Form 1-A filed with the Commission on November 17, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Norcross, Georgia, on March 11, 2022.

RDE, Inc.

/s/ Ketan Thakker
By	Ketan Thakker, President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ketan Thakker	President and CEO (Principal Executive	March 11, 2022
Ketan Thakker	Officer, Principal Accounting Officer and Principal Financial Officer) and Director

/s/ M. Scot Wingo	Director	March 11, 2022
M. Scot Wingo

/s/ Kevin Harrington	Director	March 11, 2022
Kevin Harrington

/s/ Paul K. Danner	Director	March 11, 2022
Paul K. Danner

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